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082-34972

PA Consulting Group

ARLS
12-31-07

continuing to deliver a **visible difference**

PA Holdings Limited Report and Accounts 2007


110%

our highlights

"Excellent delivery in another record year"

5

MCA Management Awards in 2007

£364 million

Consulting fee revenue

£100 million

Consulting operating profit, pre bonus

£252 million

Cash and short term investments

14%

Share price increase

Founded in 1943, PA Consulting Group has been delivering a visible difference for over 60 years.



1954 2006 1985 1990 1971 1951 1996 1945 1989 2002 1953 1973 1972 1950 1991 1963 1981 1994
1943 1998 1958 1983 2001 1960 1980 1999 1984 1947 2007
1977 1986 1976 1993 1965 1992 1982 1959 1995
1961 1966 1955 1970 1997 1987 1964 1957 1949 1967 1978 1988 1956
1974 1969 2004 1948 1952 1979 2005 1975 1962 1964 2003 1968 2000

PA at a glance

- PA has been delivering a visible difference, worldwide, for over 60 years, from optimising production of world war two fighter aircraft in the 1940s to helping transform the Republic of Georgia's collapsed electricity supply system in the new Millennium.

- We are a global, employee-owned, management and technology consulting firm with some 3,000 staff worldwide.

- We work with major organisations and companies, offering tailored solutions based on deep sector insight and breadth of expertise.

- We bring deep insight across the public and private sectors, in defence, energy, financial services, government and public services, international development, life sciences and healthcare, manufacturing, postal services, retail, telecommunications and transportation.

- Our broad expertise spans strategic management, innovation and technology, IT, operational improvement, human resources, and complex programme delivery.

Contents


£7.27

our performance and ambitions

Jon Moynihan
Executive Chairman

PA continues to outperform

In 2007, PA's work with our clients; the quality of our people; our management processes; and our financial results, all justified our 'best in global class' aspirations. We continue to attract great people into PA who share our vision of what makes a great consulting firm and we have extended our reputation for adding value to our clients both in existing markets, and in new areas around the world.

Our year-end share price of £7.27 represents an increase of 14% over the previous year. Taking account of dividends paid, total shareholder return since 1992, when the price was 10p, has been some 8,800% – that is an almost 90-fold increase in shareholder value. As this implies, and the chart on page 37 of this Annual Report shows, PA shares have significantly outperformed the world's major share indices over that period. Although many have asserted, for many years now, that PA's share price performance will eventually have to tail off, so far we continue to confound that view by performances such as last year's. PA's Board sees it as its duty to seek to continue that outstanding performance.

At the end of 2007, PA's available cash reserves reached some £252 million. This tangible evidence of our success is also echoed in the quality of our people, our continually increasing client influence, and the ongoing success of our Ventures.

Growing our leadership team

The most high profile change in PA during 2007 was the retirement of Bruce Tindale, and the appointment of Alan Middleton as CEO. Bruce, 30 years with PA and four years as CEO, retains the affection and appreciation of all at PA, and we hope and expect to see him at PA functions in the years to come. Alan's appointment was greeted with universal approval, and he made his mark on the firm from the moment he assumed the reins: PA's record performance in 2007 can be directly traced to the great performance of the final months of the year, driven by action taken by Alan as soon as he took charge, and our strong start to 2008 has equally been driven by Alan's management

In 2008, we will continue to work on some of the most high-profile engagements in the public and private sectors.

– both in the decisions he has driven through, and the infectious and enthusiastic style in which he, along with Andrew Hooke, our Chief Operating Officer, has managed.

Equally important to PA was the appointment, on 1 January, of Martin Stapleton as CEO of PA Ventures. Our considerable success in this area before that was despite, not because of, the fact that management of our Ventures had been done on a shoestring and with only part-time staff. During 2007, Martin, working with Chris Haynes, PA Ventures' CFO, has built a strong team of professionals to run our work in this area. PA Ventures is changing its name to Ipex (derived from IP exploitation), and is focusing on building both existing and nascent Ventures for future success and realisations.

We recruited a large number of high quality consultants, both senior and junior, during 2007 but have become more targeted and demanding in our recruitment, focusing on senior-level recruits and thus seeing industry and service-line experts join the firm. General Sir Mike Jackson, previously the Chief of the General Staff of the British Army, joined PA as a Senior Advisor and Chair of our Defence Advisory Board. Our business team has been strengthened by the arrival of Adrian Gardner as our new Chief Financial Officer. The team running our Corporate Functions is now almost entirely new from mid-2006.

There were a number of changes to the PA Board in 2007. Nick Chaffey, the head of PA's Defence and Security practice was, replacing Alan, appointed by me to be the chair of the Partner Election Committee. This in turn automatically led to his appointment to the Board as Executive Director. Patrick Kelly retired from PA after 20 years in the company, and thus also left the Board. Our thanks also go to Patrick for his valuable service.

Refining our geographical footprint

During 2007, PA pulled back from some of our Asian footprint, while significantly expanding in the Gulf. With the growth of our success in the US and continued success in Scandinavia (where we continue as the acknowledged market leader, particularly in Denmark) we have a solid high-performing group of countries which work together and offer clients a clear set of capabilities. Our assignments, last year in some 50+ countries, span the globe. Our offerings continue to grow, particularly in the US where our Energy and IT service capabilities did better than ever during 2007.

PA Consulting and PA Ventures

In their own sections of this Annual Report, Alan Middleton and Martin Stapleton give larger detail of their successes in the consulting and Ventures areas. Each can show considerable progress and success during 2007.

To build on the success of PA Ventures, and to clarify and simplify PA's governance and management structure in 2008, we are proposing a major development in PA's structure.

After lengthy and careful consideration by the PA Holdings Board and Management Committee, PA's Directors are recommending the separation of Ipex from PA Consulting Group. We believe that this step ('the Demerger') will help take the Ventures programme to the next level, as it provides a much more appropriate and well-proven governance and investment structure for a Venture operation.

Our ambitions for 2008

In 2008, we will continue to work on some of the most high-profile engagements in the public and private sectors. We will as before be called upon to trouble-shoot failing projects, offer independent advice, and oversee the work of other consulting firms. Clients use PA in this way because they truly believe that we are unique in our ability to add value. We have some of the leading experts in their fields, some of the most innovative technologists, and management thinkers, some of the hardest working and most successful teams, and a culture that is driven by a determination to deliver results even in the most difficult and complex situations. This is the heartland of what makes a great consulting firm and underpins our claim to be world class. Of course, our success has been due entirely to the talents of our people, and I would like to thank them for their efforts and energy, and their commitment to this unique firm of ours.

Jon Moynihan,
Executive Chairman




£364
million

Alan Middleton
Chief Executive Officer

Taking pride in our 2007 performance

In 2007, PA's people delivered a visible difference to our clients and significant success for our firm. Our people around the world have again generated record levels of performance:

- Consulting fee revenue of £364 million
- Consulting operating profit, pre bonus, of £100 million
- And over £59 million has been set aside for bonus to reward our people.

The numbers are important, but our success is measured first and foremost on the quality of our client work, which is the primary driver of all that we do.

Delivering a visible difference: our client work

In 2007, we helped our clients in the complex task of not only designing – but delivering – significant transformational change. Working in sectors from healthcare to defence, and operating across the world's continents, we delivered innovative solutions in critical service areas that range from cost reduction to technology innovation. In cost reduction, we helped the automotive player Inalfa back on the path to sustainable profit. In risk management, we helped keep the multi-million joint strike fighter program in the US on track. In IT, we helped Post Danmark modernise its IT infrastructure. And in the technology arena, we worked with Thermocore Medical to develop an innovative system to detect heart problems before they kill. There are few firms that can emulate the breadth and depth of our work. In the client section of this report we take a more detailed look at some of our groundbreaking assignments.

In all our engagements we work with a great determination that is a unique characteristic of our firm: building relationships, overcoming seemingly insurmountable problems, creating pragmatic solutions and ensuring significant value creation. This dedication is recognised by others – in 2007, PA once again outperformed our industry peers at the annual Management Consultancies Association awards. At these awards, which have been dubbed



In 2008, we will continue to exceed our clients' expectations, building our sector expertise, delivering world-class services, and strengthening the firm's relationships and business.

the 'Oscars' of the consulting industry by the *Financial Times*, we received five awards, more than any other firm. We also secured the highly prized overall 'Best Public Sector' project, for our work with the UK's Highways Agency, helping deliver less congested, safer roads.

Developing exceptional careers for the best talent: our people

PA is a firm where great people do critical and innovative work for our clients and where we rapidly develop and promote our emerging talent, to give them the success they have earned.

We recruited very carefully in 2007, attracting some of the leading experts in their fields and offering them an environment where individuals matter and where teams can truly make a difference. We have continued to invest in our training and professional development to ensure that our people have the best environment in which to grow and broaden their skills. We have established a programme of leadership development for our senior consultants so they have the best support in achieving their career aspirations. This leadership programme was so successful that I am proud to say that we are now delivering it within our clients' organisations. Across the firm we have revitalised our approach

to coaching and mentoring, to ensure both a strong guiding hand and the necessary support for our people as they build and grow their careers. You can read more about our successes in the people section of this report, which follows later.

Developing our firm: our 2007 business strategy

This year, we made significant progress in balancing our sector, service and geographic capabilities. We built even deeper expertise in our chosen sectors, with a particular focus on the private sector, and enjoyed a strong performance in our key areas of focus: government, financial services, energy, manufacturing, health, defence and security, telecommunications and transport. Geographically, we delivered a strong performance beyond just the UK market, PA's traditional powerhouse. We built on our existing strong position in the Nordic markets and also delivered growth and a strong commercial performance in the US. We made great strides in developing our business in emerging markets, particularly in the Gulf region, where we are now involved in high-profile and marketplace-changing assignments.

Looking forward to 2008

In 2008, we will continue to exceed our clients' expectations, building our sector expertise, delivering world-class services, and strengthening the firm's relationships and business in our core geographies of northern Europe, the Nordic countries, the UK and the US. We will continue to explore and develop areas that offer growth potential, with a particular focus on the Gulf countries.

Our focus on finding and developing top talent will remain a priority as well as extending and continually refining our people development activities – making sure that each talented individual at PA feels valued and is able to develop new skills, set new goals and embrace new challenges. We will continue to place a strong emphasis on corporate citizenship. In 2007, as part of PA's Giving Back and Volunteering initiative, we helped more than 50 charitable organisations worldwide, and we will continue to pledge our expertise and resources to helping charities, social enterprise and voluntary organisations around the world. In 2007, we joined the United Nations Global Compact, the world's largest voluntary corporate citizenship initiative, and in 2008 we will be taking further steps to reduce and offset our carbon footprint. You can read more about our progress and plans for corporate environmental sustainability in the dedicated section that follows later in this report.

I see 2008 as an exciting year for PA, as we continue to deliver a visible difference for our clients, take pride in our work, and develop the business leaders of the future. My thanks go to all our people for their work in 2007, I am certain that we will enjoy similar success together this year.

Alan Middleton,
Chief Executive Officer



Martin Stapleton
CEO, Ipex Capital

Ipex Capital

Ipex Capital's ("Ipex") four core activities are:

i) sourcing and evaluating investment opportunities

ii) turning qualified opportunities into Ventures

iii) building Ventures into valuable companies

iv) selling the companies to realise a return.

Ipex has had a productive year in all four areas.

Sourcing and evaluating investment opportunities

Many new opportunities were identified from an IP sweep conducted in the Product and Process Engineering (P&PE) and Wireless Technology Practices. In excess of one hundred opportunities were put forward, ranging from ideas to patented IP. Ipex continues to evaluate these opportunities and anticipates that some will lead to investments in 2008. In particular Ipex is at an advanced stage of evaluating opportunities with PA in the areas of drug delivery and nano coatings.

Ipex reviewed a number of external opportunities in 2007 which led to two acquisitions.

One of the acquisitions, Impaq Business Solutions, was made to consolidate the position of an existing Venture, ProcServe, and the other acquisition, Auto-txt, is in the telematics sector, in which PA has considerable insights.

Turning qualified opportunities into Ventures

Following some exploratory work with P&PE during the early part of 2007, Ipex established Plaque Attack to develop a device to detect, quantify and assess biological processes within coronary arteries. The concept has been explored under NDA with a number of experts and drug companies and the overall feedback has been encouraging.

Building Ventures into valuable companies

At the beginning of 2007 Ipex agreed year-end milestones with each of the then established Ventures. Ipex worked with each Venture company management team over the course of the year to achieve the milestones. Highlights include Aegate launching in Belgium and Greece and starting to sign up customers, Aditon launching its product and running a trial with a German network, and ProcServe launching its product and signing some significant contracts under the Zanzibar Framework Agreement.

Selling the companies to realise a return

In anticipation of a more difficult climate ahead, Ipex sold the remaining 40% stake in Cubiks and



realised the majority of its shareholding in Epix (a long standing shareholding related to an earlier venture called Predix). Ipex also collected further consideration for Ubinetics during the year with a small further amount anticipated to be received in the first half of 2008.

Profiles of our leading Ventures

Aditon

Set up in 2006, Aditon is a mobile advertising solutions company addressing the rapidly growing mobile advertising market. Aditon delivers advertising to mobile phone users by embedding adverts in a daily carousel of compelling personalised content. The technology enables advertisers to deliver targeted consumer advertising right to the mobile phone idle screen. Mobile network operators benefit from a share of the advertising revenue and are therefore incentivised to work with Aditon to roll out the product to their subscribers.

Aditon built its platform technology throughout 2007 and launched its product in Germany in December. In 2008 the company will continue to fine-tune its product, seek more content providers and advertising partners, and roll out to more operator networks.
www.aditon.com

Aegate

Aegate was set up in 2004 to establish a business system to authenticate drugs at the point of dispensing. Counterfeit drugs account for 5-8% of the world's $500 billion pharmaceutical market, rising to as much as 50% in developing countries. At the point of sale, Aegate can confirm whether a drug is counterfeit, has expired, or is subject to a recall. Aegate can also deliver specific safety and marketing messages from the Pharma companies to the patient via the pharmacist.

During 2007, Aegate continued building its business in Belgium and Greece, and prepared to enter the Italian market, signing up a large number of Pharma companies to its services. It is scanning many thousands of products in hundreds of pharmacies every day – with more than ten million scans completed to date.

Aegate expects to have dominant market share in Belgium and Greece by the end of 2008, and to have launched in further European markets. Aegate is also developing a strategy for entry to the US market.
www.aegate.com

Auto-txt

Ipex acquired Auto-txt Ltd in December 2007. Auto-txt designs, manufactures and sells automotive telematic products and services through Original Equipment Manufacturers (OEMs) and retail channels. Its products include fleet vehicle location and stolen vehicle tracking. It has also developed a unique, all in one, in-vehicle device incorporating navigation, hands-free calling, vehicle tracking, MP3, and Internet access. The technology can also be used to meet the forthcoming EU emergency call ('eCall') legislation, which will require all new cars to be remotely located in the event of an accident.



Current relationships exist with a number of large OEMs and the business is entering the commercial market, selling its new product to a large van manufacturer. Auto-txt expects to build the business out beyond the UK in 2008, supplying product to Europe and also to the US and Asia.
www.auto-txt.com

ProcServe
ProcServe provides a suite of technical eProcurement solutions, managed services, and professional services tailored to suit individual clients and their supplier community. ProcServe operates the Zanzibar Managed Service which provides the UK's public sector eProcurement solution. ProcServe already has 900 Zanzibar customers, across 3,000 locations with 30,000 users and over 1,300 suppliers using its systems.

During 2007, ProcServe significantly increased its penetration into the UK public sector, winning two major contracts, rolling out to schools across England, and to public sector bodies across Wales. These contracts will yield revenues in excess of £40 million over five years.

The acquisition of Impaq Business Solutions during 2007, a Zanzibar consortium member, has also increased ProcServe's Zanzibar revenue stream.

ProcServe is developing business opportunities in the US and secured its first US client in December 2007. In 2008 ProcServe will continue to build its public sector business and will focus on winning clients in the private sector.
www.procserve.com

Plaque Attack
Plaque Attack is developing a device and technique that can detect, quantify and assess biological processes and events within coronary arteries. The goal is to detect molecules that are involved in the development of vulnerable plaques.

Ipex funded a successful proof of principle during the second half of 2007 and in 2008 plans to fund further work to validate its concept. Working with cardiologists and pharmaceutical companies, Plaque Attack will hopefully lead the product into pre-clinical and clinical trials over the next 18 months.

Plaque Attack is currently a virtual company and is contracting with PA to create the technology.

Martin Stapleton,
CEO, Ipex Capital


Job No. Client Destination
10 Inalfa roof systems
10 Mena Telecom
15 US Defense
25 Thermocore Medical Ltd
35 Calpine
05 Husqvarna AB
20 Norwich Union Healthca
25 UKvisas
50 Post Danmark
10 MOD/Devonport Naval Ba
10 Storebrand
15 Jabal Ajloun developme

our clients

At PA, delivering client value is ingrained in our culture.

As well as insight, we focus on the practicalities of detailed implementation, with a renowned track record of delivering innovative solutions that achieve lasting change. At PA, we see projects right through to the finishing line – and beyond – delivering significant and measurable value to our clients. Here we profile a selection of assignments from around the world where we have worked shoulder-to-shoulder with our client colleagues to make a visible difference.

- Inalfa roof systems
- Mena Telecom
- US Defense – Joint Strike Fighter Program
- DONG Energy
- Thermocore Medical Limited
- Calpine
- Husqvarna AB
- Norwich Union Healthcare
- UKvisas
- Post Danmark
- MOD/Devonport Naval Base
- Storebrand
- Jabal Ajloun development area, Jordan

Inalfa roof systems

A major automotive parts manufacturer is on the path to sustainable profit, thanks to a PA-led restructuring and cost reduction programme across its entire operation

Challenge

Inalfa, a leading supplier of roof systems and sunroofs to the automotive industry, is headquartered in the Netherlands and has operations in Italy, the USA, Brazil, Korea and China. When the company hit profitability problems, it asked PA to help it plan and implement a restructuring programme that would span purchasing, new product engineering and operations.

Inalfa needed simultaneously to achieve a rapid return to profitability, improve processes and data flows, and transform an inward-looking culture, entrenched over 40 years, into one focused on performance and true market needs.

Group CEO Ton Houben comments: *"Without PA, Inalfa would have struggled to achieve these results as quickly as we did. PA reconciled our objectives – including immediate profitability and long-term product quality – and then coached us to achieve the necessary performance."*

Outcome

PA turned the company around in just six months. The integrated PA–Inalfa team reconciled the differing needs of three stakeholder groups: shareholders, board and employees. It delivered both short-term returns (required by shareholders) and long-term viability (required by the board). It showed the workforce how to adapt to a totally new way of working while maintaining 'business as usual'. Coaching from PA quickly enabled Inalfa managers to take over the running of the programme.

Ton Houben adds: *"The PA project created a sense of urgency on all management layers, delivering immediate financial results in a number of projects. Mid-term, the project has brought new dynamics into our organisation: we are now focusing on external pressures rather than internal barriers."*

Mena Telecom

Innovative sourcing helps Mena Telecom break into Bahrain mobile market with pioneering WiMAX network

Challenge

Established in 2003 as a subsidiary of Kuwait Finance House (Bahrain), Bahrain-based Mena Telecom acquired a national WiMAX licence in January 2007. The company had recognised that WiMAX would allow it to offer affordable broadband and other telecommunications services for both business and consumers without the complexity of building a wired network.

Because it had little direct experience of the technology, it decided to implement WiMAX via a strategic vendor partnership. The partner would design, build and operate the network infrastructure and supporting systems, so avoiding a slow and expensive organisational build up.

The key to the success was selecting the right partner and forging the right type of relationship with it. The company selected PA to broker this relationship in recognition of its technical knowledge, operational experience and sourcing track record in telecoms.

Outcome

PA helped Mena Telecom to select the right partner, and to define and implement the partnering relationship. In July 2007 Mena Telecom signed a contract with Motorola, Inc. to plan, deploy and manage a nationwide 802.16e-based mobile WiMAX and IP Multimedia Subsystem (IMS) network.

This partnership is giving Mena Telecom access to leading knowledge – a great competitive advantage over competing local operators – and is allowing it to roll out one of the world's first national WiMAX networks. Deployment is currently underway.

Roy J. Sutton, Chief Executive Officer, Mena Telecom, says: *"We selected PA because their people understood the complexities of our needs right from the start... they provided a deep understanding of every dimension including the business and cultural issues involved."*

US Defense – Joint Strike Fighter Program

Strategic risk management and proactive action from PA is helping the complex F-35 program

Challenge

The F-35 Lightning II Program (also known as Joint Strike Fighter) is the largest and most complex defence programme ever undertaken. Technical challenges include the need to develop three F-35 variants, one with vertical take-off ability. There are also organisational complexities: the prime contractor is a 3-party team consisting of Lockheed Martin, Northrop Grumman and BAE Systems; there is an integrated global supplier base; and there are many customers including the US Marine Corps, Air Force and Navy as well as eight other nations. Scale is a further challenge: twelve years of development will be followed by the largest production run of any military aircraft programme.

Strategic risk management and proactive intervention are vital to keep a programme of this magnitude on track for the benefit of the many nations depending on F-35.

Outcome

PA serves as advisor to the senior leadership team, working across the entire customer-contractor enterprise. PA has conducted whole-programme analysis of over 100 different strategic issues for the senior team, quantifying implications of decisions, recommending changes, and providing insights on complex questions across the programme. Our help spans issues as diverse as restructuring the software plan to balance the priorities of the many customers, assessing the lifecycle impact of major changes, creating metrics to provide leading indicators of performance, and identifying new ways to improve efficiency.

F-35 was recognised for management excellence with the US Air Force awarding the Outstanding System Program Office Award. The overall program executive has praised PA's help by noting: *"[PA's] team of professionals has displayed exceptional expertise, innovative management techniques, and individual initiative to identify and prioritize management challenges and devise workable solutions to optimize our development. [PA is helping to guide] executive level decisions in the management of this multi-billion dollar development program."*

DONG Energy

Following rapid expansion and several mergers, PA is working with the Commercial Division to adjust its business model and transform its operational capabilities

Challenge

The merger of six Danish energy companies within the DONG Group in July 2006, and rapid international growth, created a pan-European operation of significant scale. This expansion challenged all parts of the organisation, not least the Energy Markets Division, which acts as the multi-commodity trading hub for all wholesale positions.

Early post-merger activities were designed to ensure operational resilience and continuity. Having successfully achieved this objective, Energy Markets' focus has turned to the challenge of aligning its business model and commercial capabilities to the much expanded operational scope. This challenge extends from managing significant organisational change through to re-engineering of business processes and development of leading operational and IT capabilities.

Outcome

PA has been working with Energy Markets since the summer of 2006. Drawing on our deep sector experience – and particular expertise in energy trading and risk management – we worked with the division's senior management team to re-design and align the business model to the post-merger environment. One outcome of this project was a significant reorganisation implemented in late 2006.

In early 2007, Energy Markets launched a major business lead improvement programme aimed at designing and delivering operational and IT capabilities on par with the best of DONG Energy's European peers. PA has been assisting the client project team across the majority of this programme. Our support ranges from provision of in-depth subject matter expertise across both business and IT components through to programme management and transformation services.

Executive Vice President, Kurt Bligaard Petersen, said: *"PA has played a critical role in the integration of our electricity and gas businesses and in the design and implementation of a new business model which creates a strong platform for continued growth across the European commodity markets."*

Thermocore Medical Limited

An innovative thermography system could diagnose previously undetectable heart problems before they kill

Challenge

Up to 80% of heart attacks are caused by 'vulnerable plaques' (VPs) – lesions in arteries that often produce no symptoms, until they rupture and cause sudden heart attacks. The detection of VP has proved elusive, and the race is on to find a technique that is economic and effective.

Thermocore's solution is thermal imaging. A catheter is inserted into the coronary arteries to detect the slight temperature changes caused by inflammation of the artery walls, which could indicate the presence of plaques. But sensitive, and highly miniaturised, heat-sensing equipment is needed.

Thermocore wanted to complete a next-generation thermography system in extremely short timescales. This ambition necessitated co-ordinating several manufacturers, designers and suppliers, including some who are normally competitors, in a multidisciplinary team distributed over several sites across Europe and the USA.

Outcome

PA managed the entire programme and led the development of the core system component, a catheter that is smaller than any previous version and incorporates innovative technology for ease and speed of use.

PA collaborated with Thermocore on the definition of user needs and subsequent user testing. Thermocore was closely involved in the evaluation of all aspects of the system's usability, providing valuable feedback on ergonomics and ease of use. PA then incorporated this feedback into the design process.

Early responses from cardiologists are enthusiastic. *"It is considerably more usable than earlier models, and easier to navigate within the patient's body,"* says Glenn Van Langenhove, Medical Director, Thermocore Medical. John Yianni, CEO of Thermocore, adds: *"I am very pleased with the system that's been developed and with PA's commitment to making that happen."*

Calpine

PA helps "green" power company relaunch on the New York Stock Exchange

Challenge

In 2005, facing $17 billion debt, US power company Calpine filed a voluntary petition under Chapter 11 in order to be able to restructure while continuing to provide power supplies to its customers in 18 states.

In order to resume normal trading, Calpine needed to create a corporate valuation that could be used to settle claims from creditors and equity holders. PA was initially retained, on the basis of its energy expertise, to provide the gross margin forecasts necessary for this valuation.

However, Calpine – known for generating power from "greener" sources like natural gas and geothermal energy – faced many other tasks, relating both to the bankruptcy and to preparing for the successful resumption of trading. PA's brief expanded considerably to embrace many of these tasks.

Outcome

PA developed a business plan and budget, both of which were instrumental in reaching a settlement with all stakeholders in December 2007. PA also provided valuation guidance for every contract and plant in Calpine's portfolio, to ensure that its post-bankruptcy balance sheet would be accurate.

Another PA workstream developed and implemented risk management systems to oversee the trading function at Calpine. Commodity risk exposures were centralised into a single Energy Transaction and Risk Management control framework.

Calpine's stock is once again trading on the New York Stock Exchange; PA's work was pivotal to this success. Gregory L. Doody, Calpine's General Counsel, commented: *"In just over two years Calpine dramatically improved its capital structure, reducing approximately $7.2 billion in debt while generating a significant recovery for our creditors...In addition, we enhanced and streamlined our core power generation business."* Gregory Doody went on to say: *"PA's work in turning around Calpine's fortunes was extraordinary."*

Husqvarna AB

Gaining competitive advantage by reducing complexity

Challenge

Husqvarna AB is the world's largest producer of chainsaws, lawn mowers and other petrol-powered garden equipment, among other products. The group, headquartered in Sweden, traces its history back over 300 years. Like many other global companies, it has to deal with a somewhat fragmented legacy of national sales companies, warehouses and factories.

With competition from low-cost producers increasing, and customers becoming more demanding, the company realised it needed to secure its position by simplifying its operations, reducing cost to serve and increasing service levels.

Analysis showed that existing processes were characterised by considerable complexity, together with a low degree of uniformity and lack of collaboration. Decision-making was largely decentralised. Multiple IT systems were being used in parallel to perform a single function such as forecasting. Performance monitoring was also weak.

Outcome

Husqvarna and PA formulated a strategy for global supply chain and logistics called "the state of simplicity". There are three principles: one way of doing things (standardised processes), one IT solution (to be used by everyone who needs to perform a given function) and one set of KPIs (against which to monitor performance).

PA is now supporting Husqvarna in implementing the strategy. PA is participating in the steering group, and also working alongside Husqvarna on more detailed tasks like process design, definition and selection of IT systems and creation of KPIs. Specific projects led by PA include the consolidation of 50+ warehouses into a few regional distribution centres.

"I want to work with management consultants that take responsibility from strategy to implementation. PA Consulting Group is that firm," says Hans Linnarson, Executive Vice President, Husqvarna.



Norwich Union Healthcare

PA has helped the insurance giant turn an ambitious growth strategy into reality

Challenge

Norwich Union Healthcare (NUHC) had set itself the strategic objective of nearly doubling the size of the business to £1 billion by 2011, while simultaneously lowering its expense ratio by at least 10% by 2009. At the same time, it needed to meet current-year targets for service, volume growth and profitability.

"We were, and still are, very good at getting things right, but we needed to be better at getting things done, and that's what PA has helped us achieve," says Rob Brown, Director Pensions and Corporate, Norwich Union Life.

Large organisations characteristically have difficulty in embracing rapid change; for insurance companies, this difficulty is often compounded by an aversion to risk. In the past a number of other consultants had tried to help NUHC meet its strategic goals, but produced limited or unsustainable results.

Outcome

Within six months, PA had not only come up with an action-oriented strategy, but had embedded the capability to help NUHC to deliver it, while ensuring there was no distraction from achieving immediate targets.

Astoundingly, NUHC has nearly doubled (97%) new business since 2004, while total revenues are up 46% since 2005 and savings for 2007 are running 10% ahead of target. NUHC's achievement has meant a cultural shift from conservatism to entrepreneurialism, supported by new decision-making tools and processes, allowing rapid decision making. Managers and staff are now aligned behind a common understanding of the strategic drivers for the business.

Gil Baldwin, Managing Director, says: *"PA worked as part of the team while maintaining sufficient objectivity to know when things could and should be done better."*

"We were, and still are, very good at getting things right, but we needed to be better at getting things done, and that's what PA has helped us achieve."


Success

UKvisas

PA has delivered a world class biometric visa service for the UK Government

Challenge

At a time of heightened security, accurate immigration checks are of the utmost importance. In February 2005 the UK government unveiled a new immigration strategy requiring all visa applicants travelling to the UK to have their fingerprints recorded. Against a background of failing public sector IT programmes, UKvisas needed to introduce a fast, effective and comprehensive biometrically enabled visa system, capable of processing more than 2.7 million applicants a year in almost 400 locations world-wide.

For each applicant, the system needed to record 10 fingerprints and a digital photograph. It had to guarantee the security and integrity of data, and to display it to decision-makers across the globe. The data needed to be re-usable in a variety of applications, and the system to be capable of integration with existing systems.

Outcome

A multi-practice PA team worked with UKvisas and specialist technology vendors to design, deliver and implement a global biometric service, incorporating the best available technologies. PA also pioneered a rapid global procurement process to enable the collection of biometrics from visa applicants via commercial partners. This procurement process culminated in the award of global commercial contracts worth £300 million over five years to two prime partners.

This is the first of the UK government's Biometric Identity Management Programmes to be completed, and represents the first time that any government has partnered with outsourced service providers to deliver biometric enrolment services.

Liam Byrne, the UK's Immigration Minister, has said: *"The programme finished three months early and several million pounds under budget."* The programme won the 2007 e-Government Excellence Award for Innovation in Strategy.

Post Danmark

Post Danmark modernises processes and IT infrastructure

Challenge

Post Danmark was founded in 1624 and is among the largest workplaces in Denmark with 21,000 people and a turnover of DKK 12 billion in 2006.

Today, two-thirds of turnover is in open competition with a range of competitors, and competition has been gradually increasing, heading towards 2011, when all postal services will be in open competition. Post Danmark's management board is focusing on its preparations for future competition and an important step has been its Lean Enterprise programme. This will implement new standardised processes, supported by a new IT infrastructure, as the previous approach was hindering Post Danmark's readiness for a competitive business environment.

Outcome

The Lean Enterprise programme includes a SAP implementation, which is among the largest in Denmark. The goal is to improve and automate processes, phase out paper flows, and to achieve lower cost and maintenance, together with standardization of data, processes, and systems.

PA was involved in the new modernization programme in 2003, as we helped Post Danmark prepare the preliminary business case. Since then, PA has worked on the Lean Enterprise programme as Post Danmark's independent trusted advisor. This programme is due to be completed in 2008.

"It was important that we found an independent consultancy firm for the role as trusted advisor. As an independent third party PA Consulting Group has helped us on quality assurance, corrections, and the ongoing valuation of our programme", says the leader of the modernization programme, deputy manager Herman Petersson, Post Danmark.

MOD/Devonport Naval Base

Novel contractual arrangement delivers Lean benefits at Western Europe's largest naval base

Challenge

HM Naval Base Devonport, in partnership with Babcock Marine, provides a range of services to the Royal Navy, including maintenance of the surface ship fleet, a job that is both technically demanding and pivotal to the nation's defence.

Devonport was under pressure to reduce its surface ship support costs, and, following earlier pilot schemes, believed that Lean was a key part of the solution to achieving both short-term savings and a basis for sustainable improvement. However, the skills required were not available in-house, nor was funding available for external support. Any Lean initiative would therefore have to be self-funding.

Outcome

PA offered to catalyse the programme under an innovative risk/reward funding arrangement (whereby fees are being paid from benefits delivered over a three-year period).

PA created a joint MOD/Babcock team to carry out a pilot project, designed to confirm Lean's ability to deliver the required improvements. Such a joint approach helped to build a more collaborative working approach between the MOD, Babcock Marine and the Royal Naval Staff involved.

Opportunities for sustainable benefits of £2.5 million pa (23% of the fleet time surface ship budget) were identified in the pilot area within just eight weeks. Moreover, many of the savings have already been realised, in just six months. PA has embedded Lean capability within the management team, ensuring that benefits delivery will continue well beyond PA's direct involvement.

Commodore Simon Lister OBE, Naval Base Commander (Devonport), said: *"The speed at which savings were identified and are now being realised is impressive, not least given the initial challenges of the project. PA has not only made an immediate impact on the surface ship support costs, but has ensured the future sustainability of the initiative, through building our internal skills as well as enhancing the relationship with Babcock Marine and the Royal Naval staff."*

Storebrand

A carefully planned attack helps Norway's leading life insurance company to conquer a new premium pensions market despite a challenging schedule and intense competition

Challenge

Norway's leading insurance company, Storebrand, faced a major opportunity. Regulatory changes were to give the remaining 40% of private-sector employees the right to an employer-paid pension in addition to their government pension. Suddenly, 70,000 businesses with half a million people would be in the market for pension schemes.

Time was extremely tight. From the date the legislation was finalised, Storebrand had just six months to implement its response. In this time, new products had to be designed, pricing strategies developed, IT systems amended and new organisational units established, manned and trained.

Competition was always going to be fierce among the four established players, but alongside them some 20 new entrants quickly materialised. Storebrand turned to PA for help in responding to the opportunity and the competition.

Outcome

Working in an integrated team with the client, PA consultants supported the development of a comprehensive business plan, a full-scale financial model, a framework for competitor monitoring, and Lean processes for the new advanced sales and service centre especially designed for this market segment. Storebrand's Arne Nicolaysen, Project Manager, said: *"PA become one with our organisation and cooperation was extremly strong. They shared experience and methodologies with us without making it a 'PA project' and this tactful approach differentiates PA from its competitors."*

A year ahead the result is clear: Storebrand gained the number one position in the new market, despite having fewer sales staff than its closest competitors. That achievement translates into an unprecedented platform for growth. Before the project, Storebrand's

corporate customer base, built up between 1917 and 2005, stood at 8,500 companies. Now, Storebrand has secured 17,000 extra corporate customers.

Nowhere in this effort has Storebrand failed its mission: an independent poll among these new customers rated satisfaction with Storebrand well ahead of any other player.

Jabal Ajloun development area, Jordan

Transforming an underprivileged region into a hub for sustainable tourism

Challenge

PA and our local partner, Business Insights Consulting (BI), were retained by the Royal Hashemite Court of HM King Abdullah II of Jordan to develop a Master Plan to transform 930 square km of land in the region of Mount Ajloun. The objective is to promote opportunities for investment within an agenda for economic development, to enhance people's livelihoods and to enable sustainable use of natural and cultural resources.

Historically, Ajloun has suffered from unemployment, lack of economic opportunities, poor land management, inadequate regional planning and dispersed governance. As Jordan's drive to reform itself gains momentum, the gap has widened between Ajloun and more prosperous regions like Amman and Aqaba. The PA/BI assignment is Jordan's response to this challenge.

Outcome

The team took a multi-disciplinary approach that included increased foreign direct investment, public-private partnerships, land-use planning and sustainable livelihoods as the main elements of a comprehensive long-term plan for Ajloun. Due to its unique geography, history, climate, biodiversity and access to the major urban center of Amman, this area has a unique protential for high-value tourism and recreation.

PA identified key transformation strategies that generated practical workstreams. One workstream creates an economic framework to accommodate investors' aspirations while safeguarding social needs. Another plans the land use, for example, identifying areas that should be developed as tourist destinations. PA consultants have also provided strategic and technical support for specific projects, such as the creation of new, modern urban centers.

As a result of PA's early-stage work, the Royal Court has been able to accommodate investor demands for resort land that will be consistent with the Master Plan for this area. According to PA's projections, over the next decade, the area will absorb at least JOD 2-3 billion ($3-5 billion) in capital investment in the tourism, real estate, and related health, wellness, specialty education, and niche agriculture sectors, which is expected to generate some 80,000 jobs across the Jordanian economy and some JOD 3-4 billion ($4-5.6 *billion) in GDP (5-6 % increase over baseline). All of this* development will disturb only about one percent of the land area within the site and as part of the programme, 25 square km of new forest and nature reserves will be set aside for public use and conservation.

In our Visioning Workshop, PA's client, the Chief of the Royal Hashemite Court, said of PA's work: *"This is exactly what we need. It brings together strategic planning, organisational reform and governance, economics and financial analysis, and spatial planning and design under one coherent approach and through one integrated team."*





our people

Every colleague in PA is unique, we are a firm of diverse and talented individuals that all share one common goal: to deliver a visible difference to our clients.

As we all work together to deliver client value and to build a sustainable business for the long term, we never lose sight of the need for us all to 'do the right thing'. Our core values govern the way we behave with clients and with each other; PA's people are always client-focused, commercially driven, team-oriented, ethical, and seeking to excel.

Building client relationships

In 2007, our people cemented existing client relationships and built new ones. Shared commitment, trust and mutual respect underpinned all our relationships, as clients from around the world told us why they believe that PA consultants are a breed apart:

"PA's team of professionals has displayed exceptional expertise, innovative management techniques, and individual initiative."

Joint Strike Fighter Program, US

"PA Consulting Group has some of the best consultants we have ever experienced."

Norwich Union Healthcare, UK

"I want to work with management consultants that take responsibility from strategy to implementation. PA Consulting Group is that firm."

Husqvarna AB, Sweden

"You have to trust people to come up with solutions to difficult issues that arise, and by doing this you build up a solid relationship. We trusted PA . . . ."

Medical Device Company



In every new hire we look for people who will live PA's values and those who can grow to become future leaders of our firm.

Identifying tomorrow's leaders

In 2007, 450 new people joined our firm. In finding these talented individuals, we were even more focused and demanding; hiring only the best sector and service experts. In every new hire we look for people who will live PA's values and those who can grow to become future leaders of our firm. The year saw 394 promotions, with sixteen outstanding PA consultants deservedly promoted to our Management Group. These colleagues have set the example for others to follow: managing their relationships and accounts with great discipline, developing and sharing innovative insights with clients and within PA, developing and coaching others, and displaying unstinting energy and enthusiasm for making PA successful. As well as promoting high-calibre people from within the firm, we also appointed six senior experts from industry.

Creating a unique work environment

In 2007 we went to great lengths to develop, coach, motivate, reward and retain our people. We invested significant resource in a comprehensive programme of bespoke training and maintained our strong commitment to diversity and equality. This latter commitment ensures



that we attract and retain culturally and socially diverse teams, allowing us to recruit the best people and meet our clients' needs. Our Giving Back and Volunteering programme – where our people commit and donate their time to socially worthwhile causes – continued to strengthen us in the communities within which we operate, in both the eyes of our people and our clients. PA made great progress in 2007 in building an environment that more than meets the aspirations and ambitions of our people.

2008: a focus on our people

The success of our global business is the result of the hard work and determination of everyone at PA. 2008 will be an ambitious year for the firm as a whole and we will retain a strong focus on maximising the success of our people.

Our Giving Back and Volunteering programme – where our people commit and donate their time to socially worthwhile causes – continued to strengthen us in the communities within which we operate.

Our vision is to be the top consulting employer, delivering world-class projects for our clients, employing the best teams and maximising our people's potential.

To achieve that aim we will carefully recruit leading talent and expertise, deliver more improvements in how we mentor and manage our people, grow the leaders of tomorrow through our succession programme, and undertake a major review of all of our people processes to simplify and improve our business efficiency.

taking the lead in corporate environmental sustainability

We launched our corporate environmental sustainability initiative in 2006 and we have made great progress towards our goals in 2007. As well as our internal initiatives, we are a global leader in sustainability consulting

PA has launched a number of work streams, all part of our sustainability framework, to which we committed in early 2007 when we joined the United Nations Global Compact, the world's largest voluntary corporate citizenship initiative. As a Compact member, PA has committed to ten principles in the areas of human rights, labour, the environment and anti-corruption. Our first annual report to the UN documenting progress will be delivered this year.

PA has also joined the US Business Council on Sustainable Development, or BCSD. As a BCSD member, PA participates with the largest and most prominent US corporations similarly committed to environmental sustainability.

A team of PA staff are working diligently on elements of our environmental sustainability programme. Ken Rubin, Head of PA's Infrastructure and Development Services Practice, who has been involved in the initiative, said: "*I would like to highlight just a few of the elements of our programme. First, we calculated our carbon footprint based on energy consumption in our offices, staff travel, and consumables. It is not large – just 12,000 tonnes – which should make it relatively straightforward to find ways to reduce carbon emissions or otherwise offset them. Toward that end, we have looked at installing our own sustainable energy sources, using more energy efficient equipment and lighting, and even sequestering carbon through sponsored agriculture and forestry. Since we are consultants, we like the option of pro bono sustainability consulting to help others reduce carbon emissions. We are confident that by the end of 2008, PA will have reduced or offset a significant portion of its carbon footprint, enabling us to demonstrate that we are becoming carbon neutral or even carbon positive.*

PA is in the marketplace every day demonstrating our corporate commitment to environmental and social objectives.

PA increased recycling in 2007 by providing every office with facilities to recycle paper, cardboard, plastic, glass, aluminium cans, and toner cartridges. But we can do more, for example, by making sure

that all offices specify recycled paper for all uses, providing staff with environmentally sustainable coffee cups and cutlery instead of Styrofoam and plastic, and purchasing other consumable items from sustainable sources. And, while we have started working up the supply chain with a pre-qualification questionnaire to ensure that our suppliers are demonstrating a responsible approach to their own environmental impacts, we are evaluating best practices to take this effort even further."

To build internal enthusiasm for the programme, we have developed a Sustainability Resource Centre.

On measurement and reporting, PA's annual report to the UN Global Compact and our reporting obligations to the BCSD are two key ways in which PA maintains transparency in reporting on our sustainability programme. But beyond these formal reports, PA is in the marketplace every day demonstrating our corporate commitment to environmental and social objectives. We do this through our sustainable tourism business in the Caribbean and the MENA/GCC regions, our energy efficiency work in the US and worldwide and our work in low-carbon technologies in the UK and Europe. To build internal enthusiasm for the programme, we have developed a Sustainability Resource Centre, with links to Thought Leadership, case studies, and PA experts. We are publishing a Thought Leadership publication focused on corporate environmental sustainability in 2008.



our board



Company Secretary Kully Janjuah

Advisors

Auditors
Ernst & Young LLP
1 More London Place,
London SE1 2AF

Bankers
HSBC Bank plc
West End CBC,
69 Pall Mall,
London SW1Y 5EY

Solicitors
Speechly Bircham
6 Andrew Street,
London EC4A 3LX

Registrars
Capita Registrars Ltd.
34 Beckenham Road,
Beckenham BR3 4TU

Company number
2235016

The present directors of the Company are (from left to right):

Alan Middleton
Chief Executive Officer

Dr Matt Ridley
Non-Executive Director

Nick Chaffey
Director

Ian Murray
Director

Jon Moynihan OBE
Executive Chairman

Martin Stapleton
Chief Executive Officer, Ipex Capital

Lady Barbara Judge
Non-Executive Director

Andrew Hooke
Chief Operating Officer

Prof Victor Halberstadt
Non-Executive Director

our management committee

Management Committee, left to right, are:


1
2
3
4
5
6
7
8
9
10
11
12
13
14

1 Adrian Gardner
2 Troels Gregersen
3 Nick Chaffey
4 Andrew Hooke
5 Alec MacAndrew
6 Ian Murray
7 Alan Middleton
8 Mark Thomas
9 Kate Wood
10 Nick Hughes
11 Jonathon Hogg
12 Chris Steel
13 Anita Chandraker
14 Jim Knox

15 Adam Adams

16 Kully Janjuah

17 Tom Mullen

18 Jeremy Stanyard

19 Dean White

20 Hamish Maule

21 Susan Barton

22 Fons Kuijpers

23 Todd Filsinger

24 Phil White

25 Søren Lehn

26 Martin Smith

27 Neil Beer

28 Tom McEwan




OFF
%
+/-
CE
9
7
Consulting operating profit pre bonus
Share price
Consulting fee income
3
Bonus pool
1
Share price growth

our results

Adrian Gardner
Chief Financial Officer

Results of operations

The results are prepared in accordance with UK GAAP. Figures in brackets refer to the results for the comparative year of 2006.

Turnover

The majority of our turnover and the turnover metric that management monitors most closely is fee income from consulting operations. This amounted to £364.5 million (£361.8 million), an increase of 0.8%. In addition to this, project costs recharged brought total turnover from consulting operations to £403.6 million (£397.5 million), an increase of 1.5% and 99% of total turnover (with the balance made up from our Ventures businesses). The UK remained the most significant country for turnover by destination generating 54.4% of total turnover followed by the Americas with 19.0% and Scandinavia with 12.6%. Our business is not overly reliant on any one client or business segment and turnover recorded by the consulting operations is generated from a large number of different assignments.

The turnover from our Ventures businesses increased markedly to £4.4 million (£0.8 million) of which the majority came from ProcServe which was instrumental in setting up and has demonstrated continuing success with Zanzibar, the UK public sector eProcurement solution.

As a result, and combining these two operations, total turnover for the year was £407.9 million (£398.3 million), an increase of 2.4%.

Personnel and direct costs

Personnel and direct costs were £319.1 million (£316.9 million), an increase of 0.7%. Of this total, consulting operations accounted for £311.1 million (£313.4 million) or 97.5% of the total with the balance made up from our Ventures businesses. Although the average headcount of consulting staff in the year at 2,173 people was at a similar level to last year (2,160), the phasing of leavers and joiners – and a deliberate drive to increase efficiency in the latter part of the year – has allowed personnel and direct costs to be cut by 0.7% which, when taken in conjunction with the increase in consulting turnover of 1.5% noted above, has meant that consulting gross margins increased by 1.8% percentage points to 22.9%.

The remainder of personnel and direct costs arises in our Ventures businesses. As is common with new and growing Venture-backed businesses, our personnel and direct costs increased substantially to £8.0 million (£3.5 million) and the gross loss increased to £3.6 million (£2.7 million), in line with our expectations.

Administrative expenses and operating profit

Total administrative expenses increased within the consulting operations to £54.1 million (£51.3 million), an increase of 5.5%. This increase was entirely due to foreign exchange effects. There was an exercise to slow down the

rate of growth in administrative costs towards the end of the year so as to ensure that these would not grow more quickly than revenues going forward. The benefit of these actions is expected to be seen in the next financial year. Within the Ventures businesses, expenses increased to £8.2 million (£6.2 million), an increase of 32.2%.

Within personnel and direct costs and administrative expenses is the amount accrued for bonuses. As staff costs represent our single largest cost and as the bonus represents a significant proportion of total employee remuneration, this payment, which is determined by reference to our consulting profitability, is a material determinant of our operating profitability. Our consulting operating profit, pre bonus, was £100.2 million for 2007. The total bonus pool in 2007 was £59.2 million.

Cashflow and liquidity

Cash generated by operating activities was £22.4 million (£31.8 million). Movements in cash balances in the year are materially impacted by the level of net share purchases from operating the Employee Share Ownership Plan; the level of acquisitions and realisations, particularly in our Ventures businesses; returns on finance; and taxation paid. Net share purchases were considerably higher at £25.3 million (net sales of £2.4 million). Acquisitions and realisations generated net cash inflows of £7.4 million (£0.9 million) with the increase arising as a result of a number of successful realisations through the year, offset by two acquisitions.

In December 2006, the company sold its investment in 123 Buckingham Palace Road, its corporate headquarters, for £170 million. The investment of the proceeds of this sale led to substantially higher net returns from the investment and servicing of finance £9.0 million (£NIL).

As a result of the above, the company's cash at bank and in hand and short term investments declined to £251.5 million (£258.7 million).

Adrian Gardner
Chief Financial Officer

our financial highlights

Available net cash and short-term investments position (£ million)

Available cash excludes amounts held by PA's Venture companies and trusts


£ million
260
240
200
180
160
140
120
100
80
60
40
20
0
(20)
(40)
(21.2)
(10.7)
11.5
18.2
39.1
60.3
110.0
98.9
45.2
60.8
83.2
94.9
161.9
157.6
245.4
242.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

At 31 December 2007, a further £9.1 million (2006: £13.3 million) in cash and short-term investments held by employee trusts and Venture companies was included in Group net assets.

PA share price (pence per share)

The latest PA share price, as calculated on a net asset value basis in accordance with the Articles of Association, was confirmed to be 727 pence on 7 March 2008, an increase of 14% over the previous year.


pence
1000
900
800
700
600
500
400
300
200
100
0
PA (incl dividends
Nov-92
Apr-93
Nov-93
Apr-94
Nov-94
May-95
Nov-95
May-96
Nov-96
May-97
Nov-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Mar-05
Sep-05
Mar-06
Dec-06
Mar-07
Sep-07
Mar-08

Please note that the currency translation is for illustrative purposes only.

The convenience translation to dollars and euros is a simple translation basis using £1 = $1.9806 and £1 = €1.3745.

There were no share-dealing periods in September 2004 and September 2006.

Five-year financial summary

Group

The results from the audited consolidated profit and loss account for the Group for the five years ended 31 December 2007 are set out below:

	Year ended 31 December				
	2003 (Restated) £000	2004 (Restated) £000	2005 (Restated) £000	2006 (Restated) £000	**2007** **£000**
Consulting operations					
Turnover	329,580	339,145	349,010	397,516	**403,584**
Operating profit	25,951	42,688	37,119	39,987	**40,099**
Profit on ordinary activities before taxation	21,916	45,994	41,369	94,694	**59,392**
Profit on ordinary activities after taxation	13,797	33,718	28,030	75,158	**38,659**
Venture operations					
Turnover	26,502	5,947	–	787	**4,356**
Operating loss	(17,907)	(5,605)	(14,015)	(8,451)	**(12,131)**
(Loss)/Profit on ordinary activities before taxation	(14,760)	50,115	(181)	(7,572)	**(6,900)**
(Loss)/Profit on ordinary activities after taxation	(10,042)	50,427	675	(6,619)	**(5,758)**
Group					
Profit/(loss) on ordinary activities after taxation	3,755	84,145	28,705	68,539	**32,901**
Minority interests in Ventures					
Equity	2,318	178	–	–	–
Non-equity	–	(23,364)	–	–	–
Profit available for distribution	6,073	60,959	28,705	68,539	**32,901**
Dividend paid	(800)	(402)	(35,575)	(1,983)	**(895)**
Retained profit/(accumulated loss)	5,273	60,557	(6,870)	66,556	**32,006**

The turnover of Consulting operations from 2003 to 2006 has been restated, details of which are included in note 1a.

PA Consulting operations

The results of the continuing business for the Group, included within the audited consolidated profit and loss account but with Venture-related streams removed, for the five years ended 31 December 2007 are set out below:

	Year ended 31 December				
	2003 (Restated) £000	2004 (Restated) £000	2005 (Restated) £000	2006 (Restated) £000	**2007** **£000**
Turnover	329,580	339,145	349,010	397,516	**403,584**
Personnel and direct costs	(234,323)	(206,055)	(219,214)	(253,005)	**(251,897)**
Gross profit pre-bonus	95,257	133,090	129,796	144,511	**151,687**
Bonus	(33,938)	(51,234)	(52,043)	(60,405)	**(59,235)**
Administrative expenses	(40,695)	(45,494)	(48,234)	(51,315)	**(54,107)**
Other operating income	5,327	6,326	7,600	7,196	**1,754**
Operating profit	25,951	42,688	37,119	39,987	**40,099**
Exceptional items	–	1,201	–	44,720	**–**
Net interest (payable)/receivable and similar charges	(4,035)	(1,695)	(50)	1,016	**8,733**
Interest on pension scheme liabilities	–	(21,000)	(21,400)	(22,214)	**(23,212)**
Expected return on pension scheme assets	–	24,800	25,700	31,185	**33,772**
Profit on ordinary activities before taxation	21,916	45,994	41,369	94,694	**59,392**
Taxation	(8,119)	(12,276)	(13,339)	(19,536)	**(20,733)**
Profit on ordinary activities after taxation	13,797	33,718	28,030	75,158	**38,659**

PA Venture operations

The results of the Venture operations included within the audited consolidated profit and loss account for the Group for the five years ended 31 December 2007 are set out below:

	Year ended 31 December				
	2003 £000	2004 £000	2005 £000	2006 £000	**2007** **£000**
Turnover	26,502	5,947	-	787	**4,356**
Personnel and direct costs	(27,914)	(6,825)	(8,975)	(3,486)	**(7,968)**
Gross loss	(1,412)	(878)	(8,975)	(2,699)	**(3,612)**
Administrative expenses	(16,495)	(4,338)	(1,221)	(6,239)	**(8,788)**
Share of operating profit/(loss) of associates	-	(389)	(3,819)	487	**269**
Operating loss	(17,907)	(5,605)	(14,015)	(8,451)	**(12,131)**
Exceptional items	2,480	55,177	13,806	852	**5,226**
Net interest receivable/(payable) and similar charges	667	543	28	27	**5**
(Loss)/Profit on ordinary activities before taxation	(14,760)	50,115	(181)	(7,572)	**(6,900)**
Taxation	4,718	312	856	953	**1,142**
(Loss)/Profit on ordinary activities after taxation	(10,042)	50,427	675	(6,619)	**(5,758)**

The turnover of Consulting operations from 2003 to 2006 has been restated, details of which are included in note 1a.

Directors' report

The directors present their annual report together with the audited financial statements for the year ended 31 December 2007

Principal activities and review of the business

The principal activity of the Group continues to be the provision of a range of consultancy services on a world-wide basis. As in 2006, we have segmented the presentation of our profit and loss account on page 48 of the accounts so that the consulting operations and venture activities of the Group are clearly identified.

Trading review and future developments

These topics are dealt with in "Our performance and ambitions" on pages 3 to 13.

New accounting policies

During the year the Group has not adopted any new accounting policies.

Consolidated balance sheet

The consolidated balance sheet on page 50 of the accounts shows that our shareholders' funds have increased from £269.3 million at the end of 2006 to £283.4 million at the end of 2007, an increase of 5.2%. The increase in shareholders' funds has mainly arisen from an increase in retained profit for the year.

As a result of this and valuation adjustments discussed below, the share price calculated in accordance with the Articles of Association has increased from 638 pence in March 2007 to 727 pence at the end of 2007, an increase of over 14%.

The liquid investment and cash balances of the Group at the year end were £251.5 million.

Balance sheet valuation matters

Where PA has a controlling interest in a Venture company, losses or profits associated with the Venture are consolidated in the Group accounts. Under United Kingdom accounting principles, no recognition is made of any market value in excess of net asset value because, until realised, the investment is deemed to be illiquid.

Where PA does not have a controlling interest or exercise significant influence over the operating and financial policies of a Venture company, the investment is carried in the balance sheet at or below cost as a fixed asset investment.

This accounting treatment is followed in the pricing of PA's shares, except where the value of an investment in a controlled Venture has been validated by an external funding round.

Group structure

The principal companies within the Group are shown in note 14 to the financial statements

Business review

The directors consider that the results for the year and the financial position at the end of the year were satisfactory. (See Chairman and CEO's statements on pages 3 to 13).

Results and dividend

The results for the Group are set out in the financial statements.

A final 2006 ordinary dividend of £894,924 was paid during the year.

The consolidated profit and loss account for the year ended 31 December 2007 is set out on page 48.

The profit for the year on ordinary activities after deducting taxation amounted to £32.9 million (2006: £68.5 million).

The directors recommend a final dividend of 4.60 pence per share, subject to approval by the shareholders at the Annual General Meeting. Subject to this approval, payment will be made on 13 June 2008 to ordinary shareholders on the share register as at 31 January 2008.

Key performance indicators

The following key performance indicators are those that the directors and senior management team regard as helpful in giving shareholders a better understanding and evaluation of the business.

Turnover by geography

	2007 £000	2006 £000	Change %
Consulting			
UK	**217,653**	223,662	(2.7)%
Europe (excluding UK and Scandinavia)	**40,480**	31,537	28.4%
Scandinavia	**51,495**	47,602	8.2%
Americas	**77,618**	75,652	2.6%
Asia Pacific	**16,338**	19,063	(14.3)%
Total turnover	**403,584**	397,516	1.5%

Aggregated turnover			
UK	**221,882**	224,449	(1.1)%
Europe (excluding UK and Scandinavia)	**40,607**	31,537	28.8%
Scandinavia	**51,495**	47,602	8.2%
Americas	**77,618**	75,652	2.6%
Asia Pacific	**16,338**	19,063	(14.3)%
Total turnover	**407,940**	398,303	2.4%

Turnover by operations			
Consulting	**403,584**	397,516	1.5%
Ventures	**4,356**	787	453%
Total turnover	**407,940**	398,303	2.4%

PA people	**Number**	**Number**	
Consulting staff	**2,173**	2,160	0.6%
Administration staff	**749**	685	9.3%
Total	**2,922**	2,845	2.7%

Principal risks and uncertainties

Risk monitoring and management within PA is addressed in a number of ways, primarily through functional responsibilities and individual governance and operational committees. The principal risks and uncertainties facing PA are broadly grouped into the following:

Assignment delivery risks – relate to PA's ability to meet clients' expectations within the confines of negotiated contracts. A principal uncertainty in this area relates to complex and long-running assignments where expectations of clients and PA may evolve over time, or the remit of the assignments change without formal acknowledgement on both sides.

Group operations risks – PA's continuing success depends on the ability to attract and retain high-calibre staff, where the Group operates in a competitive marketplace for talent and attracts high performers through a merit-based compensation model. The Group is reliant on sustained cash flows from its operations, and these are monitored closely at a business unit and assignment level by way of sophisticated management information systems. PA is active in a focused, but potentially highly successful, programme of Ventures whose performance is, by their nature, hard to predict.

Regulatory compliance risks – PA operates in a large number of geographies either through formally established offices or simply by conducting overseas assignments internationally, including in several developing markets. The evolving legislative environment in many countries potentially exposes PA to unplanned compliance costs and/or to penalties arising from non-compliance.

Financial instrument risks – the Group has established a risk and financial management framework whose primary objectives are to protect the Group from events that hinder the achievement of its performance objectives. The primary aims are to limit undue counterparty exposure, ensure sufficient working capital exists and monitor the management of risk at a business unit level. The Group uses forward foreign currency contracts to reduce exposure to the variability of foreign exchange rates.

Directors' responsibilities

The directors are responsible for preparing the *Annual Report* and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' indemnity and insurance

In accordance with the Articles of Association, the Company has provided to all the directors an indemnity (to the extent permitted by the Companies Act 1985) in respect of liabilities incurred as a result of their office, and the Company has taken out an insurance policy in respect of those liabilities for which directors may not be indemnified. Neither the indemnity nor insurance provides cover in the event that the director is proved to have acted dishonestly or fraudulently.

Post balance sheet events

No events have occurred since the year end that require reporting or disclosing in the financial statements.

Research and development

The Group will continue its policy of investment in research and development in order to retain a competitive position in the market.

Fixed assets

In the opinion of the directors, no fixed assets have a significant difference in value between the book value reported and the market value.

Charitable and political donations

During the year, the Group made charitable donations of £175,616. Individual donations in excess of £200 were:

	2007 £
British Red Cross	**20,000**
National and local charities*	**155,616**

*PA continues in its belief that corporate charitable donations are not an appropriate use of shareholders' funds, preferring to allow shareholders to decide separately to make contribution decisions. However, it actively encourages employees to consider funding charitable donations. During 2007, PA donated £155,616 to national and local charities; these donations corresponded to suggestions made by individual employees of the Group in respect of which they individually waived an element of their annual bonus.

Policy on payment of creditors

The average creditor days for the Group was 50 days with payments made on a fortnightly basis. Specific arrangements are made with some suppliers outside of this based on contractual requirements. All terms agreed with suppliers are made known to the appropriate staff and to suppliers on request.

Directors

The directors of the Company are shown on page 31. All of the directors served throughout the year with the exception of Martin Stapleton (appointed 9 March 2007) and Nicholas Chaffey (appointed 8 June 2007). Patrick Kelly retired from the Board on 8 June 2007 and Bruce Tindale retired from the Board on 31 August 2007.

The directors retiring by rotation are Victor Halberstadt, Lady Barbara Judge and Alan Middleton who, being eligible, offer themselves for re-election at the 2008 Annual General Meeting (AGM). In addition, Nicholas Chaffey who has been appointed as a director since the last AGM, also retires from the Board and, being eligible, offers himself for election.

Directors' interest in contracts

None of the directors had a material interest in any significant contract with the Company or any subsidiary undertaking at any time during the financial year.

Employee development

The Group is dependent upon highly skilled specialist staff in all fields and their welfare is a high priority within the Group. PA's remuneration and reward scheme continues to recognise this fact, having introduced further flexible benefits in 2007.

The Group has implemented a programme that focuses on the personal and technological development of employees, thereby enabling them to achieve their full potential and to develop the skills necessary to meet the current and future expectations of the Group's clients.

Employee participation

PA is employee owned, from top to bottom, and it is therefore no exaggeration to say that our people are the firm. We recognise therefore the crucial importance of keeping our people up to date and informed on matters that affect them and the future direction of our firm. We operate an open-door policy, communicate with candour and transparency, and seek to engage in dialogue with all our staff, through regular meetings and a range of written communications. A cross-section of employees were asked to participate in a staff survey during 2007, seeking feedback on a variety of aspects of working at PA and actions have been taken to address issues raised in this feedback.

All employees are given the opportunity to participate in employee share plans

The disabled

PA is committed to creating a work environment that supports and inspires all individuals, and we give full consideration to applications from the disabled. There are also arrangements for any PA employee who becomes disabled in their time at PA to be supported in their current role or to be trained for other positions within our firm.

Diversity

PA operates in over 35 different countries and seeks to employ people with different ideas, different styles and different skill sets, all of whom deliver client value in different ways. This diversity creates a richer, more innovative environment, where our people can develop and our clients are offered the best ideas and solutions. Diversity makes us a stronger company, and it is something we are constantly striving to encourage

Disclosure of information to auditors

In the case of each of the persons who are directors at the time when the report is approved under Section 234ZA of the Companies Act 1985, the following applies:

- so far as the directors are aware, there is no relevant audit information of which the Group's auditors are unaware
- they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

Auditors

In accordance with Section 385 of the Companies Act 1985, a resolution for the re-appointment of Ernst & Young LLP as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Approved by the Board on 7 March 2008 and signed on its behalf by

Kully Janjuah
Company Secretary

Independent auditors' report

To the members of PA Holdings Limited

We have audited the Group and parent company financial statements (the 'financial statements') of PA Holdings Limited for the year ended 31 December 2007, which comprise the Consolidated profit and loss account, the Consolidated balance sheet, the Company balance sheet, the Consolidated cash flow statement, the Consolidated statement of total recognised gains and losses, the Reconciliation of net cash flow to movement in net funds and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the *Annual Report* and the financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in Our performance and ambitions that is cross-referred from the Principal activities and review of the business section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' report, PA at a glance, Our performance and ambitions, Our clients, Our people, Taking the lead in corporate environmental sustainability, Our board, Our management committee, Our results, Our financial highlights and the Five-year financial summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group's and the parent company's affairs as at 31 December 2007 and of the Group's profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

Ernst & Young LLP
Registered Auditor
London
10 March 2008

Consolidated profit and loss account

for the year ended 31 December 2007

	Note	Consulting operations		Venture operations		Totals	
		2007	2006 (Restated)	2007	2006	2007	2006 (Restated)
		£000	£000	£000	£000	£000	£000
Turnover							
Fee income		364,462	361,750	4,356	477	368,818	362,227
Project costs recharged		39,122	35,766	–	310	39,122	36,076
Total turnover	2	403,584	397,516	4,356	787	407,940	398,303
Personnel and direct costs		(311,132)	(313,410)	(7,968)	(3,486)	(319,100)	(316,896)
Gross profit/(loss)		92,452	84,106	(3,612)	(2,699)	88,840	81,407
Goodwill amortisation	12	(2,104)	(2,104)	(178)	–	(2,282)	(2,104)
Other administrative expenses		(52,003)	(49,211)	(8,071)	(6,239)	(60,074)	(55,450)
Total administrative expenses		(54,107)	(51,315)	(8,249)	(6,239)	(62,356)	(57,554)
Other operating income	8	1,754	7,196	(539)	–	1,215	7,196
Group operating profit/(loss)		40,099	39,987	(12,400)	(8,938)	27,699	31,049
Share of operating profit of associates	14	–	–	269	487	269	487
Total operating profit/(loss)	7	40,099	39,987	(12,131)	(8,451)	27,968	31,536
Exceptional items							
Profit on disposal of fixed assets	3	–	44,720	–	–	–	44,720
Profit on disposal of UbiNetics' underlying businesses	3	–	–	2,924	505	2,924	505
Profit on disposal of Cubiks	3	–	–	1,943	–	1,943	–
Epix milestone payment/ disposal proceeds	3	–	–	359	347	359	347
Profit/(loss) before interest and taxation		40,099	84,707	(6,905)	(7,599)	33,194	77,108
Interest payable and similar charges	9	(2,644)	(5,407)	(11)	(52)	(2,655)	(5,459)
Interest and income from investments	9	11,377	6,423	16	79	11,393	6,502
Interest on pension scheme liabilities	6	(23,212)	(22,214)	–	–	(23,212)	(22,214)
Expected return on pension scheme assets	6	33,772	31,185	–	–	33,772	31,185
Profit/(loss) on ordinary activities before tax		59,392	94,694	(6,900)	(7,572)	52,492	87,122
Taxation	10	(20,733)	(19,536)	1,142	953	(19,591)	(18,583)
Profit/(loss) for the year		38,659	75,158	(5,758)	(6,619)	32,901	68,539

There is no material difference between the result reported above and the result on an unmodified historical cost basis.

Consulting operations and Venture operations all relate to continuing activities.

The accompanying notes form part of these financial statements.

The turnover of Consulting operations from 2003 to 2006 has been restated, details of which are included in note 1a.

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2007

	2007 £000	2006 £000
Profit for the year	**32,901**	68,539
Foreign currency translation differences	**5,384**	(346)
Actuarial (loss)/gain on pension scheme	**(5,032)**	24,526
Movement on deferred tax relating to actuarial gain on pensions	**1,952**	(7,412)
Movement on share of associates' reserves	**36**	(27)
Total recognised gains and losses for the year	**35,241**	85,280

The accompanying notes form part of these financial statements.

Consolidated balance sheet

as at 31 December 2007

	Note	2007 £000	2006 £000
Fixed assets			
Intangible assets	12	**30,580**	29,101
Tangible assets	13	**32,167**	29,394
Investment in associates	14	**–**	1,090
Other investments	14	**878**	1,800
		63,625	61,385
Current assets			
Debtors due within one year	15	**99,552**	88,595
Debtors due after one year	15	**77,748**	60,835
Investments	16	**227,556**	233,133
Cash at bank and in hand		**23,956**	25,603
		428,812	408,166
Creditors: amounts falling due within one year	17	**(160,347)**	(144,025)
Net current assets		**268,465**	264,141
Total assets less current liabilities		**332,090**	325,526
Creditors: amounts falling due after more than one year	18	**(61,566)**	(58,793)
Provisions for liabilities	20	**(20,976)**	(20,137)
Net assets excluding pension assets/(liabilities)		**249,548**	246,596
Pension assets/(liabilities)			
Total of defined benefit schemes			
With net liabilities	6	**(78)**	(742)
With net assets	6	**33,925**	23,450
		33,847	22,708
Net assets including pension assets/(liabilities)		**283,395**	269,304
Capital and reserves			
Called-up share capital	23	**11,052**	11,052
Share premium reserve	24	**35,941**	35,941
Capital redemption reserve	24	**415**	415
Capital reserve	24	**41**	41
Profit and loss reserve	24	**235,946**	221,855
Shareholders' equity	25	**283,395**	269,304

The financial statements were approved by the Board of directors on 7 March 2008.

JP Moynihan

Director

The accompanying notes form part of these financial statements.

Company balance sheet
as at 31 December 2007

	Note	2007 £000	2006 £000
Fixed assets			
Investments	14	39,585	38,767
Current assets			
Debtors due within one year	15	89,218	63,417
Debtors due after one year	15	48,784	35,286
Investments	16	100,275	99,224
Cash at bank and in hand		5,483	2,531
		243,760	200,458
Creditors: amounts falling due within one year	17	(138,028)	(92,057)
Net current assets		105,732	108,401
Total assets less current liabilities		145,317	147,168
Creditors: amounts falling due after more than one year	18	(1,572)	(3,944)
Provisions for liabilities	20	(11,679)	(653)
Net assets excluding pension assets/(liabilities)		132,066	142,571
Pension assets/(liabilities)			
Total of defined benefit schemes			
With net liabilities	6	–	–
With net assets	6	33,767	23,450
		33,767	23,450
Net assets including pension assets/(liabilities)		165,833	166,021
Capital and reserves			
Called-up share capital	23	11,052	11,052
Share premium reserve	24	35,941	35,941
Capital redemption reserve	24	415	415
Profit and loss reserve	24	118,425	118,613
Shareholders' equity	25	165,833	166,021

The financial statements were approved by the Board of directors on 7 March 2008.

JP Moynihan

Director

The accompanying notes form part of these financial statements.

Consolidated cash flow statement

for the year ended 31 December 2007

	Note	2007 £000	2006 £000
Net cash inflow from operating activities	29	**22,402**	31,803
Returns on investment and servicing of finance	30	**8,953**	(49)
Taxation paid		**(10,732)**	(9,838)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(9,578)**	(10,749)
Sale of tangible fixed assets		**499**	165,856
Purchase of own shares		**(25,270)**	(12,189)
Disposal of own shares		**–**	14,626
		(34,349)	157,544
Acquisitions and disposals			
Net proceeds on disposal of UbiNetics' underlying businesses		**5,450**	505
Disposal of Cubiks		**3,843**	–
Part disposal of Epix fixed asset investment		**1,699**	–
Epix milestone payment		**–**	347
Alphabet redemption		**(461)**	–
Acquisition of Auto-txt		**(2,223)**	–
Acquisition of Impaq		**(970)**	–
Net cash acquired with acquisitions		**59**	–
Net cash inflow from acquisitions and disposals		**7,397**	852
Equity dividends paid		**(895)**	(1,983)
Cash (outflow)/inflow before management of liquid resources and financing		**(7,224)**	178,329
Management of liquid resource			
Cash taken from/(placed into) deposit account		**5,577**	(147,080)
		5,577	(147,080)
Financing			
Repayment of loans and borrowings		**–**	(85,686)
Issue of equity shares		**–**	50
		–	(85,636)
Net cash flow		**(1,647)**	(54,387)

The accompanying notes form part of these financial statements.

Reconciliation of net cash flow to movement in net funds

for the year ended 31 December 2007

	Note	2007 £000	2006 £000
Decrease in cash in the year	31	**(1,647)**	(54,387)
Cash outflow from decrease in debt and lease financing	31	**–**	85,686
Cash (outflow)/inflow from movement in liquid resources	31	**(5,577)**	147,080
Change in net funds resulting from cash flows		**(7,224)**	178,379
Net funds at the start of the year	31	**258,736**	80,357
Net funds at the end of the year	31	**251,512**	258,736

Net funds includes £107.0 million (2006: £101.7 million) in trusts of which £7.3 million (2006: £7.7 million) is held by the employee benefit trusts and £99.7 million (2006: £94.0 million) is held by the PA Overseas Benefit Trust.

The accompanying notes form part of these financial statements.

Notes to the financial statements

1 Accounting policies

a) Basis of preparation and accounting convention

The financial statements are prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable United Kingdom accounting standards.

In preparing the financial statements for the current year, the group has amended the allocation of certain reimbursements by clients in 2006 in Consulting operations. In 2006, personnel and direct costs included £23,892,000 of reimbursements from clients that should have been included within turnover. Accordingly the 2006 turnover and personnel and direct costs have both been increased by £23,892,000. The profit for the year in 2006 was unaffected and therefore there was no impact on reserves at 31 December 2006. Without this adjustment the Consulting turnover for 2007 would have been £19,034,000 lower at £384,550,000.

b) New UK GAAP accounting policies

There has been no application of new standards or requirement to modify application of existing standards by PA Consulting Group in 2007.

c) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiary undertakings for the year ended 31 December 2007 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year, the profits or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation.

Entities other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence, are treated as associates. In the Group financial statements, associates are accounted for using the equity method.

d) Foreign currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences that arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings, which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments.

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date, any differences being taken to the profit and loss account.

e) Employee benefit plans

The assets, liabilities and results of the Group's employee trusts are recognised in the accounts of the Company and shares in the Company held by the employee trusts are deducted in arriving at the total of shareholders' equity.

f) Turnover

Turnover is stated net of value added tax and similar taxes. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed-price long-term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

g) Retirement benefits

In respect of defined benefit schemes, the regular service cost of providing retirement benefits to employees during the year is charged to the operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year is shown on the profit and loss account. This is based on the market value of the assets of the schemes at the start of the financial year. In respect of defined benefit schemes, a charge representing the expected increase in the liabilities of the retirement benefit scheme during the year is shown on the profit and loss account. This arises from the liabilities of the scheme being one year closer to payment.

Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

h) Goodwill

Goodwill arising on an acquisition of a business is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life of a maximum of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 31 December 1997 was set off directly against reserves. Goodwill previously eliminated against reserves was not reinstated on implementation of FRS 10.

i) Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

j) Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	2-10% on cost
Property held on lease excluding investment property	equal instalments over remaining period of lease*
Office furniture, machinery and equipment	10-33% on cost
Computer equipment	20-50% on cost
Motor vehicles	15-25% on cost

* unless the useful life of the asset is determined to be less than that of the lease.

k) Fixed asset investments

Investments are included as fixed assets and are shown at cost less provision for any diminution in value considered permanent.

l) Current asset investments

Investments held as current assets are stated at the lower of cost and net realisable value. Current asset investments includes cash and other liquid investments whereby there is a notice period for withdrawal of more than 24 hours to avoid a penalty.

m) Contract provisions and long-term contracts

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements, including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long-term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

Revenue recognised in excess of billings is recorded as accrued income in the balance sheet. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

n) Leased assets

Where assets are financed by leasing agreements that transfer substantially all the risk and reward of ownership (finance leases), the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

o) Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

p) Property provisions

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space.

Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

q) Research and development expenditure

Research and development expenditure is written off in the year in which it is incurred.

r) Liquid resources

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short-term deposits.

s) Dividends

Dividends are recognised in the profit and loss account when authorised rather than in the year in relation to which they were declared.

Similarly, dividends receivable are only recognised in the profit and loss account when the right to receive payment is established.

Dividends declared after the year end, but before the financial statements are authorised for issue, are disclosed within the financial statements.

t) Classification of shares as debt or equity

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. Accordingly, a financial instrument is treated as equity if:

- there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable.
- the instrument is a non-derivative that contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments.

When shares are issued, any component that creates a financial liability of the Company or Group is presented as a liability in the balance sheet; it is measured initially at fair value net of transaction costs and thereafter at amortised cost until extinguished on conversion or redemption.

The corresponding dividends relating to the liability component are charged as interest expense in the income statement. The initial fair value of the liability component is determined using a market rate for an equivalent liability without a conversion feature.

The remainder of the proceeds on issue is allocated to the equity component and included in shareholders' equity, net of transaction costs. The carrying amount of the equity component is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the shares based on the allocation of the proceeds to the liability and equity components when the instruments are first recognised.

u) Share based payments

The Group has a number of employee share plans under which it makes equity-settled share-based payments to certain employees. Equity-settled share based payments are measured at fair value at the date of grant.

The Group also has a number of cash-settled share-based payments. Cash-settled share-based payments are measured at fair value at the date of grant and are revalued at each year end.

For all equity-settled share-based payments to employees of the Company, the fair value determined at the grant date is expensed on a straight-line basis together with a corresponding increase in equity over the vesting period, based on the Group's estimate of the number of shares that will vest.

For all cash-settled share-based payments to employees of the Company, the fair value determined at the grant date together with any revaluations in subsequent years to fair value are expensed on a straight-line basis together with a corresponding increase in reserves over the vesting period, based on the Group's estimate of the number of shares that will vest.

Equity-settled and cash-settled share-based payments that are made available to employees of the Company's subsidiaries are treated as increases in equity/reserves over the vesting period of the award, with a corresponding increase in the Company's investments in subsidiaries, based on the Group's estimate of the number of shares that will vest.

Fair value is measured using the Black-Scholes valuation model. This model is considered to be the most appropriate as the share-based payments do not require market conditions to be taken into account and have a finite life.

The Company has taken advantage of the transitional provisions of FRS 20 'Share-based payment' in respect of equity-settled awards and has applied FRS 20 only to equity-settled awards granted after 7 November 2002 that were unvested at 1 January 2005.

v) Related party

The group has taken the exemption available under FRS 8 Related Party Disclosures from disclosing transactions between group companies.

2 Turnover

The majority of turnover arises from the principal activity of the Group, which is the provision of Consultancy services, and the remainder from Venture operations that are disclosed separately on the face of the profit and loss account.

An analysis of turnover by geographical market by destination is given below:

	2007 £000	2006 £000
UK	**221,882**	224,449
Europe (excluding UK and Scandinavia)	**40,607**	31,537
Scandinavia	**51,495**	47,602
Americas	**77,618**	75,652
Asia Pacific	**16,338**	19,063
	407,940	398,303

An analysis of profit before tax and net assets by geographic region is not provided as there is no suitable basis of allocating the profit before tax, assets and related liabilities to geographical segments because the Group's resources are utilised flexibly over all geographical segments.

3 Exceptional items

Exceptional Items are analysed as follows:	2007 £000	2006 £000
a) Profit on disposal of UbiNetics' underlying businesses	**2,924**	505
b) Profit on disposal of Cubiks	**1,943**	–
c) Profit on part-disposal of Epix fixed asset investment	**188**	–
d) Epix milestone payment	**171**	347
e) Profit on disposal of fixed assets	**–**	44,720
	5,226	45,572

a) Profit on disposal of UbiNetics' underlying businesses

During 2005, UbiNetics disposed of the main components of its business, being its SPG and VPT operations. Further payments were received relating to the disposal in the year of £5.5 million (2006: £0.8 million) which resulted in alphabet payments and Venture bonuses totalling £2.5 million (2006: £0.3 million) with the remaining £2.9 million (2006: £0.5 million) being disclosed as a non-operating exceptional profit.

b) Profit on disposal of Cubiks

During the year, the Group disposed of its remaining shareholding in Cubiks, an associate company. Sale proceeds of £3.8 million were offset by carrying value of share of net assets of £1.1 million and charges for alphabet payments and Venture bonuses totalling £0.8 million resulting in a non-operating exceptional profit of £1.9 million.

c) Profit on part-disposal of Epix fixed asset investment

During 2007, the Group disposed of part of its fixed asset shareholding in Epix. Sale proceeds of £1.7 million were offset by the carrying value disposed of £1.2 million and charges for alphabet payments and Venture bonuses totalling £0.3 million with the remaining £0.2 million being a non-operating exceptional profit.

d) Epix milestone payment

During 2007, milestone payments amounting to £0.4 million (2006: £0.5 million) were received from Epix which is held as a fixed asset investment. These receipts resulted in charges for alphabet payments and Venture bonuses totalling £0.3 million (2006: £0.3 million) with the remaining £0.2 million (2006: £0.3 million) being disclosed as a non-operating exceptional profit.

e) Profit on disposal of fixed assets

During 2006, Erinvale Holdings BV, which owned the Group's investment in 123 Buckingham Palace Road, London and was included within long leasehold property at cost and valuation of £123.5 million, was sold realising a profit on disposal of £44.7 million. The sale price reflects the underlying valuation of £170 million on the building and the outstanding balance of £82.7 million of long term loan finance.

No tax charge arose in respect of the capital gain on disposal. A tax credit of £0.5 million relating to the tax-deductible expenses incurred in respect of the transaction was included in the Group taxation charge for 2006.

Capital redemption and similar payments

The sale for cash of UbiNetics' underlying businesses in 2005 and the sale of Meridica in 2004 triggered potential payments to alphabet shareholders (see notes 14 and 23).

Alphabet payments in 2007, in respect of UbiNetics, Epix and Cubiks, have been included within exceptional items.

The remaining liability to Meridica, UbiNetics, Cubix and Epix alphabet shareholders who had not redeemed their shares by the year end is shown on the balance sheet as creditors due within one year in accordance with the requirement of FRS 25 (see note 17).

	£000	£000
Capital redemption payable at 1 January 2007		
Meridica	(437)	
UbiNetics	(152)	
Epix	(231)	
Cubiks	–	
		(820)
Amount charged to profit and loss account		
Meridica	–	
UbiNetics	(2,525)	
Epix	(357)	
Cubiks	(785)	
		(3,667)
Redemption during the year		
Meridica	225	
UbiNetics	101	
Epix	–	
Cubiks	135	
		461
Capital redemption payable at 31 December 2007		
Meridica	(212)	
UbiNetics	(2,576)	
Epix	(588)	
Cubiks	(650)	
Total		(4,026)

4 Staff costs

Group

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	2007 Number	2006 Number
Consulting staff	**2,173**	2,160
Administration staff	**749**	685
Total	**2,922**	2,845

The aggregate payroll costs of these persons were as follows:

	2007 £000	2006 (Restated) £000
Wages and salaries	**157,649**	150,132
Staff bonuses	**59,235**	60,530
Social security	**14,816**	18,959
Other pension costs	**15,811**	16,042
Other payroll costs	**17,375**	16,724
	264,886	262,387

Included within other pension costs are amounts of £11.7 million (2006: £12.7 million) to defined benefit schemes and £4.1 million (2006: £3.3 million) to defined contribution schemes. The 2006 comparitives have been adjusted to remove out of pocket expenses from other payroll costs.

5 Directors' emoluments

The directors' emoluments for the year are as follows:

	2007 £000	2006 £000
Fees of non-executive directors	150	228
Directors' emoluments (including benefits in kind)	6,576	7,017
Directors' pension contributions	298	177
	7,024	7,422
Long-term incentive bonuses	238	776

The emoluments, excluding pension contributions, of the highest paid director were £1,741,340 (2006: £1,513,296). Included in the highest paid director's emoluments is £95,000 paid to Vos Amis Limited, a related party, for the provision of support services and administration (2006: £95,000). The amount owed to Vos Amis Limited at the year end amounted to £nil (2006:£nil). There were no other related party transactions requiring disclosure.

Pension contributions for the highest paid director were £222,501 (2006: £56,767).

For all executive directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for up to five years and only paid contingent on certain non-performance-related criteria being met.

The compensation committee, which meets twice a year, sets the pay of the Excecutive directors. The compensation committee is comprised of the non-Executive directors Victor Halberstadt, Matt Ridley and Lady Barbara Judge.

	2007 £000	2006 £000
Number of directors who exercised share options	–	1
Number of directors receiving long-term incentives	7	9
Number of directors in the defined benefit pension scheme	5	8
Number of directors in the defined contribution pension scheme	3	–

6 Pension and other retirement benefits

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The largest schemes are self-administered and the schemes' assets are held independently of the Group's finances in either trustee-administered funds or insurance-based schemes. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements.

Defined contribution pension scheme (United Kingdom)

The Group operates a defined contribution pension scheme. The pension cost charge for the period representing contributions payable by the Group to the scheme as shown in note 4. There were no outstanding or prepaid contributions at either the beginning or end of the financial year.

Defined benefit pension scheme (United Kingdom)

The major assumptions used in this valuation were:

	2007	2006	2005
Rate of increase in salaries	**4.80%**	4.50%	4.20%
Rate of increase in pensions in payment and deferred pensions	**3.30%**	3.00%	2.70%
Discount rate applied to scheme liabilities	**5.80%**	5.30%	4.90%
Inflation assumption	**3.30%**	3.00%	2.70%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

Scheme assets and liabilities

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities that are derived from cash flow projections over long periods and thus inherently uncertain, were:

	2007 £000	2006 £000	2005 £000
Equities	**268,200**	299,500	274,600
Bonds	**201,500**	171,300	167,400
Infrastructure	**13,100**	–	–
Cash	**7,800**	8,400	3,000
Total fair value of assets	**490,600**	479,200	445,000
Present values of scheme liabilities	**(443,700)**	(445,700)	(454,400)
Surplus/(deficit) in the scheme – pension asset/(liability)	**46,900**	33,500	(9,400)
Related deferred tax asset/(liability)	**(13,133)**	(10,050)	2,820
Net pension asset/(liability)	**33,767**	23,450	(6,580)

The total net pensions asset shown on the Group Balance sheet is £33,847,000 (2006 £22,708,000) which is after taking account of the net asset position on the overseas pension schemes of £80,000 (2006: liability £(742,000)).

	Long-term rate of return 2007	Long-term rate of return 2006	Long-term rate of return 2005
Equities	**8.50%**	8.20%	8.30%
Bonds	**5.40%**	5.30%	4.90%
Infrastructure	**7.00%**	n/a	n/a
Cash	**4.80%**	4.50%	3.70%

Movement in surplus/(deficit) during the year

	2007 £000	2006 £000
Surplus/(deficit) at beginning of year	**33,500**	(9,400)
Contributions paid	**20,600**	20,500
Current service costs	**(11,700)**	(12,600)
Other financial income/costs	**10,600**	9,000
Actuarial (loss)/gain	**(6,100)**	26,000
Surplus in the scheme at the end of the year	**46,900**	33,500

Analysis of other pension costs charged in arriving at operating profit

	2007 £000	2006 £000
Current service costs	**11,700**	12,600
Past service costs	**–**	–
Gains/(losses) on settlements or curtailments	**–**	–
Net operating charge	**11,700**	12,600

Analysis of amounts included in other finance income/costs

	2007 £000	2006 £000
Expected return on pension scheme assets	**33,700**	31,200
Interest on pension scheme liabilities	**(23,100)**	(22,200)
Net finance return	**10,600**	9,000

The profit and loss account has been charged with £23,212,000 (2006: £22,214,000) for interest on pension scheme liabilities and credited with £33,772,000 (2006: £31,185,000) for expected return on pension scheme assets, both of which include amounts in respect of the overseas pension schemes.

Analysis of amount recognised in statement of total recognised gains and losses

	2007 £000	2006 £000
Actual return less expected return on scheme assets	**(13,300)**	6,400
Experience gains and losses arising on scheme liabilities	**(4,800)**	–
Changes in assumptions underlying the present value of scheme liabilities	**12,000**	19,600
Deferred taxation	**2,228**	(7,800)
Actuarial (loss)/gain recognised in statement of total recognised gains and losses	**(3,872)**	18,200

The amount finally recognised in the statement of total recognised gains and losses is £3.1 million (2006: £17.1 million), which is after taking account of the overseas pension schemes.

History of experience gains and losses

	2007	2006	2005	2004	2003
Difference between the expected and actual return on scheme assets					
Amount (£000)	**13,300**	(6,400)	(57,200)	(6,900)	(23,300)
Percentage of year-end scheme assets	**2.70%**	1.34%	12.85%	1.87%	6.75%
Experience gains and losses on scheme liabilities					
Amount (£000)	**4,800**	–	(7,700)	(12,200)	14,800
Percentage of year-end present value of scheme liabilities	**1.10%**	0.00%	1.69%	3.00%	3.75%
Total amount recognised in statement of total recognised gains and losses					
Amount (£000)	**6,100**	26,000	(22,700)	(4,900)	29,800
Percentage of year-end present value of scheme liabilities	**1.40%**	5.83%	5.00%	1.20%	7.55%

UK GAAP Group and Company

Contributions to the defined benefit scheme are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. The date of the latest full actuarial review was on 31 March 2005. The valuations of the scheme used the projected unit method and were carried out by Watson Wyatt LLP professionally qualified independent actuaries. The most recent actuarial funding valuation has been updated by Watson Wyatt LLP in order to assess the liabilities of the scheme at 31 December 2007 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2007.

The UK defined benefit scheme has been closed to new entrants with effect from 1 January 1998 and new employees are invited to join the defined contribution scheme or a respective stakeholder arrangement.

With effect from April 2004, active members of the closed defined benefit section of the PA UK pension plan were transitioned into PA's existing defined contribution pension section over a period of three years. Those members became fully defined contribution members from April 2007, with accrued defined benefits attracting a guarantee of pensionable salary through to March 2011, and enhanced statutory revaluation rates thereafter. From 1 January 2006, the Group has agreed to contribute at 16% of contributory pay in respect of members of the defined benefit section of the scheme and at the rate specified by Rule B1.1(2) of the trust deed plus an additional 0.5% of contributory pay in respect of members of the defined contribution section. The Group is required under the trust deed to make contributions necessary to keep the scheme fully funded. The current contribution rate is due for review by the actuaries on 1 January 2009, based on an actuarial valuation of the fund's liabilities as at 31 March 2008. In addition, the Group has made monthly payments of £750,000 in 2007 and will make monthly payments of £875,000 in 2008.

Defined benefit scheme (overseas)

The Group has two overseas defined benefit schemes with a total net deficit at 31 December 2007 of £0.1 million. The directors consider this amount not to be material to the net assets of the Group. Therefore, the detail required by FRS 17 has not been disclosed in respect of these schemes.

7 Operating profit

Operating profit is stated after charging/(crediting):

	2007 £000	2006 £000
Research and development expenditure	**2,253**	2,310
Operating lease charges – other plant	**722**	815
Auditors' remuneration – audit services		
Company	**–**	–
Group	**600**	557
Auditors' remuneration – non-audit services		
Company	**76**	60
Group	**164**	63
Foreign currency losses/(gains)	**5,108**	1,312
Depreciation of owned tangible fixed assets	**6,458**	6,415
Amortisation of goodwill	**2,282**	2,104
Operating lease charges – land and buildings	**11,615**	7,375
Net movement on other provisions	**2,083**	5,457
Net movement on property provisions	**(1,204)**	(283)
Share-based payment charge	**1,351**	436

The Group non-auditing services charge includes £116,241 (2006: £62,781) for taxation services.

The Company non-auditing services charge includes £62,562 (2006: £59,900) for taxation services.

The proportion of the expense recognised for share-based payments in respect of employee services received during the year to 31 December 2007 arising from equity-settled share-based payment transactions is £1,350,585 (2006: £409,097).

8 Other operating income

	2007 £000	2006 £000
Rent receivable	**1,215**	7,196

As a result of the sale of Erinvale Holdings BV in December 2006 (note 3), the Group no longer receives rental income from 123 Buckingham Palace Road, London.

9 Interest payable and similar charges

	2007 £000	2006 £000
Bank interest payable	**2,245**	5,392
Non-equity share dividends	**23**	12
Other interest payable	**176**	3
Bank interest payable – associates	**211**	52
	2,655	5,459

Interest and income from investments

	2007 £000	2006 £000
Interest receivable on cash deposits	**11,372**	6,461
Dividends received/receivable from investments	**21**	41
	11,393	6,502

10 Taxation

Analysis of current period tax charge

	2007 £000	2006 £000
Current tax		
United Kingdom		
Corporation tax charge	18,716	10,423
Corporation tax charge – associates	68	20
Under provision in previous year	4,132	5,195
UK corporation tax	22,916	15,638
Overseas		
Current tax on income for period	3,581	2,843
(Over)/under provision in previous year	(749)	(46)
Foreign tax	2,832	2,797
Total current tax	25,748	18,435
Deferred tax		
Origination and reversal of timing differences	(3,975)	4,534
Deferred tax adjustment relating to previous years	(2,182)	(4,386)
Total deferred tax	(6,157)	148
Total tax on profit on ordinary activities	19,591	18,583

Factors affecting current period tax charge

The tax assessed on the profit on ordinary activities for the year is higher than (2006 – lower) the standard rate of corporation tax in the UK of 30.00% (2006 – 30.00%).

The differences are reconciled below:

	2007 £000	2006 £000
Profit on ordinary activities before taxation	52,492	87,122
Profit on ordinary activities multiplied by standard rate of UK corporation tax of 30% (2006:30%)	15,748	26,137
Expenses not deductible for tax purposes	1,120	4,175
Research and development tax credits	(570)	(568)
Deferred tax-timing differences	3,975	(4,534)
Movement in unprovided deferred tax losses	862	133
Tax rates on overseas earnings	2,743	1,614
Non taxable disposal of UbiNetics	(939)	(152)
Non taxable disposal of Cubiks	(574)	–
Results of associated undertakings	–	(103)
Adjustments to tax charge in respect of previous periods	3,383	5,149
Non-taxable disposal	–	(13,416)
Total current tax for the year	25,748	18,435

Factors that may affect future tax charges

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued. It is not expected that any such tax would be payable in the foreseeable future.

Certain overseas subsidiaries have deferred tax assets that have not been recognised in the accounts, as there is insufficient certainty as to the availability of future suitable profits. These consist of tax losses with a value of £15.7 million (2006: £19.1 million), depreciation in advance of capital allowances with a value of £0.1 million (2006: £0.1 million) and other timing differences with a value of £0.5 million (2006: £0.5 million).

These assets would be recovered where the relevant subsidiaries earn taxable profits in their respective jurisdictions against which the tax losses and other assets could be relieved. Based on current capital investment plans, the Group expects to be able to continue to claim capital allowances in excess of depreciation in future years.

11 Dividends

	2007 £000	2006 £000
Equity dividends		
Ordinary dividend paid	**895**	1,983

One of the employee trusts has waived its rights to £79,441 (2006: £112,852) in respect of ordinary dividends payable for the year end and to its future dividends on shares held until such time as the shares are transferred to employees.

During 2007, the Company distributed a further 34 million alphabet shares at par value 0.0001 pence in PA International Limited at a value of £3,438.

12 Intangible fixed assets

Group

	Goodwill £000
Cost	
At 1 January 2007	42,253
Additions	3,761
At 31 December 2007	46,014
Amortisation	
At 1 January 2007	13,152
Charge for the year	2,282
At 31 December 2007	15,434
Net book value	
At 31 December 2007	30,580
At 31 December 2006	29,101

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000 and the acquisitions of Impaq Business Solutions Limited and Auto-txt Limited in 2007.

Company

The Company does not have intangible fixed assets.

13 Tangible fixed assets

Group

	Freehold land and buildings £000	Short leasehold property £000	Office furniture, machinery and equipment £000	Computer equipment £000	Motor vehicles £000	Total £000
Cost						
At 1 January 2007	19,460	23,208	15,837	20,479	42	79,026
Exchange adjustments	–	120	191	303	–	614
Additions	3,571	3,968	705	1,364	21	9,629
Disposals	–	(840)	(1,887)	(1,526)	(12)	(4,265)
At 31 December 2007	23,031	26,456	14,846	20,620	51	85,004
Depreciation						
At 1 January 2007	5,848	14,874	11,858	17,013	39	49,632
Exchange adjustments	–	103	156	278	–	537
Disposals	–	(681)	(1,653)	(1,456)	–	(3,790)
Charge for the year	1,588	1,806	816	2,248	–	6,458
At 31 December 2007	7,436	16,102	11,177	18,083	39	52,837
Net book value						
At 31 December 2007	15,595	10,354	3,669	2,537	12	32,167
At 31 December 2006	13,612	8,334	3,979	3,466	3	29,394

Company

The Company does not have tangible fixed assets.

14 Investments held as fixed assets

Group

	Associates' shares £000	Other listed investments £000	Other unlisted investments £000	Total £000
Cost				
At 1 January 2007	1,090	3,256	7,142	11,488
Other movements	26	–	–	26
Disposals	(1,116)	(1,158)	(7,142)	(9,416)
At 31 December 2007	–	2,098	–	2,098
Provision				
At 1 January 2007	–	1,456	7,142	8,598
Disposals	–	(236)	(7,142)	(7,378)
At 31 December 2007	–	1,220	–	1,220
Net book value				
At 31 December 2007	–	878	–	878
At 31 December 2006	1,090	1,800	–	2,890

The market value of the listed investments as at 31 December 2007 was £928,748 (2006: £2,999,496).

Fixed asset investments represent non-controlling interests in ventures.

Other movements in associates

	2007 £000
Share of operating profit of associated undertakings	269
Share of interest payable of associated undertakings	(211)
Share of tax charge of associated undertakings	(68)
Share of other reserve movement of associated undertakings	36
	26

Fixed asset investments

	Associates	
	2007	2006
	£000	£000
Share of turnover of associates	**2,643**	1,172
Share of assets		
Share of fixed assets	-	1,505
Share of current assets	-	1,634
Share of liabilities		
Due within one year	-	(1,133)
Due after one year	-	(916)
Share of net assets	-	1,090

During the year there was a disposal of the investment in Cubiks which is accounted for as an exceptional item (note 3).

Company

	Investments in subsidiary companies £000
Cost	
At 1 January 2007	38,767
Foreign exchange adjustment of Euro investments	843
Disposals	(25)
At 31 December 2007	39,585
Net book value	
At 31 December 2007	39,585
At 31 December 2006	38,767

During the year, the deemed disposal of fixed asset investments of £25,035 (2006: additions of £70,003) in the company related to the issue of alphabet shares.

Details of the Group's wholly owned principal subsidiary undertakings in which it or it's subsidaries hold all of the voting rights as at 31 December 2007 are as follows:

Name	Place of incorporation/registration	Nature of business
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Services Limited (a)	England and Wales	Consultancy
PA Strategy Partners Limited (a)	England and Wales	Consultancy
PA Consulting Group GmbH	Germany	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Inc	USA	Consultancy
PA Government Services Inc	USA	Consultancy
PA Employment Services Inc	USA	Internal employment services
PA Consulting Group Holding SA	Switzerland	Holding company
PA International Limited* (a)	Bermuda	Holding company
PA Overseas Holdings Limited	England and Wales	Holding company
PA International Holdings BV	Netherlands	Holding company
PA US Holdings Inc	USA	Holding company
PA Consulting Group BV	Netherlands	Holding company
PA Consulting Holdings GmbH	Germany	Holding company
PA International Consulting Group Limited	England and Wales	Holding company
PA Knowledge Limited	Cayman Islands	Intellectual property rights
PA Knowledge Limited (a)	England and Wales	Intellectual property rights
PA Consulting (Cayman Islands) Limited	Cayman Islands	Investment company
PA Finance Limited	England and Wales	Investment company
PA Financing Holdings Limited	England and Wales	Investment company
PA International Financing Limited	Cayman Islands	Investment company
PA Investments Limited	England and Wales	Investment holding company
PA Group Treasury Services Limited	England and Wales	Treasury
PT PA Consulting Indonesia	Indonesia	Consultancy
PA Advisory Services India Private Limited	India	Consultancy
PA Consulting Group Limited	New Zealand	Consultancy
PA Consulting Group Limited	China	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Group Sdn Bhd	Malaysia	Consultancy
PA Consulting Services SA	Argentina	Consultancy
PA Consulting Services SAC	Peru	Consultancy
PA Consulting Services SA/NV	Belgium	Consultancy
PA Holdings BV	Netherlands	Consultancy
Aegate Limited	England and Wales	Drug authentication service provider
AditOn Limited	England and Wales	Mobile content delivery platform
Auto-txt Limited	England and Wales	Automotive telematic products and services
ProcServe Holding Limited	England and Wales	E-procurement holding company
Ipex Capital Limited (a)	England and Wales	Venture holding company

*PA International Limited has issued a class of shares ('alphabet shares') which are held directly by certain PA shareholders. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights.

(a) Subsidiary undertaking wholly owned by PA Holdings Limited.

15 Debtors

Due within one year:	Group 2007 £000	Group 2006 £000	Company 2007 £000	Company 2006 £000
Trade Debtors	**43,774**	41,138	**-**	56
Amounts owed by Group undertakings	**-**	-	**80,579**	55,726
Other Debtors	**4,192**	3,118	**714**	1,440
Loans to staff (a)	**7,779**	6,174	**7,684**	6,174
Prepayments	**5,770**	5,413	**220**	-
Taxation	**7,336**	6,911	**21**	21
Accrued income	**30,701**	25,841	**-**	-
	99,552	88,595	**89,218**	63,417

Due after more than one year:	Group 2007 £000	Group 2006 £000	Company 2007 £000	Company 2006 £000
Loans to staff (a)	**45,953**	34,924	**45,953**	34,924
Deferred Tax	**28,139**	22,538	**2,831**	362
Other amounts held in escrow accounts (b)	**3,656**	3,373	**-**	-
	77,748	60,835	**48,784**	35,286

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. These loans are non-interest bearing and are due to be repaid in line with the date of payment of deferred bonus relating to the year in which the loans were made, or at the date of leaving the Group, if sooner. Total loans to staff include £12,430,849 (2006: £8,789,413) of loans to directors from the Employee Trust.

Loans to directors are shown below:

	At 1 January 2007 £	Highest balance in the year £	At 31 December 2007 £
JP Moynihan	1,731,959	2,117,293	2,117,293
BE Tindale	921,049	1,227,872	1,227,872
A Hooke	1,887,259	2,812,566	2,812,566
PW Kelly	624,420	669,903	669,903
A Middleton	285,528	2,998,157	2,998,157
I Murray	403,942	558,323	558,323
M Stapleton	-	1,282,380	1,282,380
N Chaffey	614,637	764,355	764,355
	6,468,794	12,430,849	12,430,849

(b) Other amounts held on escrow relate to funds for future redemption of preferred ordinary shares issued by PA International Limited (note 18).

16 Current asset investments

Group

	Group		Company	
	2007	2006	**2007**	2006
	£000	£000	**£000**	£000
Investments	**227,556**	233,133	**100,275**	99,224

Investments are stated at cost and represent amounts held as cash or invested in liquid investments readily convertible into cash.

17 Creditors: amounts falling due within one year

		Group		Company	
		2007	2006	**2007**	2006
	Note	**£000**	£000	**£000**	£000
Non equity shares	19	**266**	-	**266**	-
Payments on account		**17,099**	16,626	**-**	-
Trade creditors		**5,549**	5,076	**71**	15
Amounts owed to Group undertakings		**-**	-	**117,072**	68,009
Corporation tax		**29,355**	19,793	**14,921**	15,665
Social security and other taxes		**17,243**	18,069	**5**	-
Other creditors		**29,067**	29,603	**1,340**	1,929
Capital redemptions payable to alphabet shareholders		**4,026**	820	**-**	-
Bonuses		**57,742**	54,038	**4,353**	6,439
		160,347	144,025	**138,028**	92,057

Other creditors includes a cash-settled share-based payment liability of £57,991 (2006: £57,991).

18 Creditors: amounts falling due after more than one year

		Group		Company	
		2007	2006	**2007**	2006
	Note	**£000**	£000	**£000**	£000
Non-equity shares	19	**1,572**	2,115	**1,572**	2,115
Other creditors		**270**	96	**-**	-
Guaranteed redeemable preference shares		**3,656**	3,373	**-**	-
Bonuses		**56,068**	53,209	**-**	1,829
		61,566	58,793	**1,572**	3,944

Bonuses reflect the deferral of bonus awards that are payable between 3-5 years after they have been awarded.

19 Maturation of borrowings

Group and company

Amounts repayable: non-equity shares

	Group		Company	
	2007	2006	**2007**	2006
	£000	£000	**£000**	£000
In one year or less on demand	**266**	-	**266**	-
Between one and two years	**340**	277	**340**	277
Between two and five years	**942**	1,247	**942**	1,247
After more than five years not by instalments	**290**	591	**290**	591
	1,838	2,115	**1,838**	2,115

Implicit interest rate on non-equity shares is 4.1%.

20 Provisions for liabilities

Group

	Deferred tax provision £000	Property provision £000	Other provision £000	Total £000
At 1 January 2007	7,438	2,768	9,931	20,137
Exchange adjustment	-	5	-	5
Change to the profit and loss acount	389	751	2,057	3,197
Released to profit and loss account	-	(1,937)	-	(1,937)
Other movements	(434)	(18)	26	(426)
At 31 December 2007	7,393	1,569	12,014	20,976

Property provision relates to the difference between rents payable and rents receivable on all vacant and sub-let space. Other provision includes a number of provisions mostly in respect of legal actions or claims against PA Holdings Limited or its subsidiary companies. The most significant individual provision is a provision of £11.0 million. In the opinion of the directors, they believe that the provisions made represent sufficient and adequate provision to cover the likely result of any action or claim; they are also of the opinion that further detailed disclosure of the nature or extent of any of these actions or claims would be seriously prejudicial to the Group's defence of these actions and claims.

Company

	Other provision £000
At 1 January 2007	653
New provision in year	11,026
At 31 December 2007	11,679

21 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments can be found in the Directors' report under principal risks and uncertainties. There were no material derivative contracts to disclose at the year end.

Undrawn bank facilities

The Group has £5.0 million of undrawn committed bank-borrowing facilities, which are repayable on demand (2006: £5.0 million). This is an annual rolling facility due for review in July 2008.

22 Deferred tax

Group

Unprovided and provided deferred taxation is as follows:

	2007 £000 provided	2007 £000 unprovided	2006 £000 provided	2006 £000 unprovided
Accelerated capital allowances	**1,376**	**118**	449	119
Property provisions	**734**	**–**	1,490	14
Bonus	**19,718**	**–**	16,052	36
Losses	**237**	**15,738**	1,639	19,075
Other	**(1,319)**	**477**	(4,530)	456
	20,746	**16,333**	15,100	19,700

	£000
Deferred taxation movements	
At 1 January 2007	15,100
Transfer from profit and loss account:	–
United Kingdom	4,962
Overseas	684
At 31 December 2007	20,746
Deferred tax liabilities	(7,393)
Deferred tax assets	28,139
At 31 December 2007	20,746

23 Share capital

	2007 Number	2007 £	2006 Number	2006 £
Authorised				
Ordinary shares of 10p each	**200,000,000**	**20,000,000**	200,000,000	20,000,000
Golden share of £1	**1**	**1**	1	1
Preference shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
B shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
	299,999,991	**30,000,000**	299,999,991	30,000,000

	2007 Number	2007 £	2006 Number	2006 £
Allotted, called up and fully paid				
Ordinary shares of 10p each	**34,546,800**	**3,454,680**	34,546,800	3,454,680
Golden share of £1	**1**	**1**	1	1
Preference shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A shares of 10p each	**24,999,997**	**96,816**	24,999,997	96,816
B shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
	134,546,791	**11,051,496**	134,546,791	11,051,496

The rights of the shares as they pertained at the balance sheet date are set out below. None of these shares had dividend or voting rights at that date other than as stated.

Class of share

A shares	The right to cumulative dividend income of £300,000 per annum for the first five years after 2003 (2004 to 2008) and of £400,000 per annum for the first five years thereafter (2009 to 2013) and a special dividend in the event of a sale or winding up on or before 1 July 2013. The right (as a class) to a fixed dividend on a winding up after 1 July 2013. The right to veto certain corporate actions and consent requirements as before.
B shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
C shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
Preference shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
Ordinary shares	Full voting rights (subject to the rights of the Golden share). The right to all dividends (after payment of the A share dividend) subject (until 2017) to a profit-related cap on total dividends payable in any financial year. The right to receive the proceeds of any sale or winding up of the Company after payment of amounts due to other classes of share.
Golden share	The right until 8 December 2017, or a sale (if earlier), to consent (or withhold consent) to certain corporate actions, including the issue of shares by the Company (subject to a number of exceptions), and a change to the net asset value basis of valuing ordinary shares for the purposes of the internal market.

The priorities on a sale or winding up (after the repayment of the Golden share at par) are as follows:

Priority	Shareholder	Amount
1	A shares	A special dividend of 2% of the proceeds (up to 1 July 2004) reducing by 0.2% per annum thereafter up to July 2013. After 1 July 2013, a fixed payment of £10,000.
2	B shares	A fixed payment of £10,000.
3	C shares and preference shares	A fixed payment of £10,000 to each class.

PA International Limited, a wholly owned subsidiary of the Company, has issued a class of shares ('alphabet shares') that are held directly by certain current and former PA Holdings Limited shareholders in proportion to their shareholding at the time of investment in certain PA Ventures. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's Venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights. On a qualifying disposal, the shareholders are able to redeem their alphabet shares at a price based on the gain on disposal. The unredeemed alphabet shares at 31 December 2007 are disclosed as capital redemptions payable to alphabet shareholders (note 17) of £4,026,000 (2006: £820,000). The total number of alphabet shares in issue at the end of 2007 was 659 million (2006: 680 million) with a par value of £65,900 (2006: £57,963).

24 Reserves

Group

	Share premium reserve £000	Capital redemption reserve £000	Capital reserve £000	Profit and loss reserve £000
At 1 January 2007	35,941	415	41	221,855
Profit for the year	–	–	–	32,901
Actuarial gain recognised on the pension scheme net of deferred tax	–	–	–	(3,080)
Net movement in own shares held	–	–	–	(21,606)
Foreign currency translation differences	–	–	–	5,384
Movement on share of associates' reserves	–	–	–	36
Share-based payments	–	–	–	1,351
Equity dividends paid	–	–	–	(895)
At 31 December 2007	35,941	415	41	235,946

Included in the profit and loss reserve are the following reserves:

	Share-based payment reserve £000	Own shares held reserve £000
At 1 January 2007	648	(5,383)
Movement in reserve	1,351	(21,606)
At 31 December 2007	1,999	(26,989)

The cumulative goodwill written off in respect of acquisitions at 31 December 2007 was £18.2 million (2006: £18.2 million).

Shares of ultimate holding company and other fixed asset investments

The own shares held reserve represents shares in PA Holdings Limited, the immediate and ultimate holding company of the Group, that are held by employee benefit trusts which comprise the Employment Benefit Trust and the Employee Trust. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2007 the Employment Benefit Trust held 11,415 shares with a market value of £77,394 (2006: 11,415 shares with a market value of £70,773) and the Employee Trust held 4,506,859 shares with a market value of £30,556,504 (2006: 1,327,676 shares with a market value of £7,517,201). The nominal value of shares held in the ultimate holding company was £451,827 (2006: £133,909). Of the total shares held, no shares (2006: 295,200) have been allocated to satisfy specific employee share option plans. The total market value of the shares held in trusts of £30,633,897 (2006: £7,587,974) has been decreased for the purpose of UITF 38 by £3,616,289 (2006: £2,205,000).

Company

	Share premium reserve £000	Capital redemption £000	Profit and loss reserve £000
At 1 January 2007	35,941	415	118,613
Premium on issue of shares	–	–	24,834
Actuarial gain recognised on the pension scheme net of deferred tax	–	–	(3,872)
Net movement in own shares held	–	–	(21,606)
Share-based payments	–	–	1,351
Equity dividends paid	–	–	(895)
At 31 December 2007	35,941	415	118,425

In accordance with the exemption allowed by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company profit after tax and before dividends for the year was £24.3 million (2006: £23.4 million). The Group and Company profit and loss accounts include £5.9 million (2006: £12.9 million) of reserves held in the employee benefit trusts which are not attributable to the members of the Company.

Included in the profit and loss reserve is the following:

	Share-based payment reserve £000
At 1 January 2007	648
Movement in reserve	1,351
At 31 December 2007	1,999

25 Reconciliation of movements in shareholders' equity

	Group		Company	
	2007	2006	**2007**	2006
	£000	£000	**£000**	£000
Profit attributable to members of the Group/Company	**32,901**	68,539	**24,834**	23,353
Dividends	**(895)**	(1,983)	**(895)**	(1,983)
	32,006	66,556	**23,939**	21,370
Actuarial gain recognised on the pension scheme net of deferred tax	**(3,080)**	17,114	**(3,872)**	18,200
Net movement in own shares held	**(21,606)**	2,437	**(21,606)**	2,437
Other recognised gains and losses relating to the year	**5,420**	(373)	**–**	(117)
Share-based payment	**1,351**	460	**1,351**	460
New share capital subscribed	**–**	50	**–**	50
Net addition to shareholders' equity	**14,091**	86,244	**(188)**	42,400
Opening shareholders' equity	**269,304**	183,060	**166,021**	123,621
Closing shareholders' equity	**283,395**	269,304	**165,833**	166,021

26 Share-based payments

The Group has several share-based payment plans in operation, whereby options over shares in the Company and other share based payments can be granted to employees. The different plans are described below, but all options and other share based payments are granted with a fixed exercise price equal to the market price of the shares under option at the date of grant.

ESOS

This is a UK-only plan whereby the best-performing UK employees are awarded share options in the ultimate holding company PA Holdings Limited. Options are granted at a price equal to the current share price. There is no employer-run savings plan to accompany the options.

ISO

This is a US-only plan whereby the best-performing US employees are awarded share options in the ultimate holding company PA Holdings Limited. Options are granted at a price equal to the current share price. There is no employer-run savings plan to accompany the options.

GSOP

This is a non-UK and non-US only plan whereby the best-performing employees in the rest of the world are awarded share options in the ultimate holding company PA Holdings Limited. Options are granted at a price equal to the current share price. There is no employer-run savings plan to accompany the options.

The Group also has in issue three forms of share appreciation right whereby the employee is given the right to receive the increase in the value of PA Holdings Limited ordinary shares as a cash payment. These rights have been assessed as share-based payments that are cash settled.

Performance shadow shares

The Group issues performance shadow shares on an annual basis to employees based on performance score and staff grade who are unable to hold shares in their employing company under local laws. These are share appreciation rights under which the employee is entitled to receive the increase in share value from date of grant to the end of the entitlement period, at the end of this period, so long as they remain in employment within the Group.

Country shadow shares

The Group issues country shadow shares to employees who are unable to hold shares in their employing company under local laws. These are share appreciation rights under which the employee is entitled to receive the full value of the PA Holdings Limited share price at the date of exercise, so long as they remain in employment within the Group.

Good leaver shadow shares

The Group issued good leaver shadow shares to a number of people who left employment within the group holding 2001 and previous years restricted shares which were bought back at the cost price. These are share appreciation rights under which the former employee is entitled to receive the full value of the PA Holdings Limited share price at the date of the exercise.

Alphabet shares

The Group also has in issue a number of alphabet shares. These shares are not considered to have a value until they are sold and therefore there is no FRS 20 charge.

SESPP

This is a new plan opened in April 2007. Awards of restricted shares in PA Holdings Limited with loans to purchase these shares were made to a small number of employees by the Trustees of the PA 2004 ESOP. The SESPP is a long term incentive plan to motivate employees to contribute to share price growth up to the vesting date of the Plan in December 2010. The employees in the Plan will, on a gradual vesting scale (based on share price increase in excess of expected growth), receive the benefit of the uplift in share price from date of award to vesting date.

Share options

The fair value of options granted was estimated on the grant date using the Black-Scholes option pricing model and are accounted for on an equity-settled basis.

The following assumptions for each grant during 2007 were as follows:

Grant date	Apr 2007	Apr 2007	Apr 2007	Dec 2007	Apr 2007	Apr 2006	Apr 2006	Apr 2006
Plan	ESOS	ISO	GSOP	SESPP	SESPP	ESOS	ISO	GSOP
Share price at grant date	£6.38	£6.38	£6.38	£6.78	£6.38	£5.00	£5.00	£5.00
Exercise price	£6.38	£6.38	£6.38	£6.78	£6.38	£5.00	£5.00	£5.00
Shares under options	828,116	178,091	289,546	100,000	915,000	735,262	151,858	206,789
Vesting period (years)	3-10	3-10	3-10	3	3.5	3-10	3-10	3-10
Expected volatility	22.80%	22.80%	22.80%	22.06%	22.06%	17.75%	17.75%	17.75%
Expected life (years)	5.50	5.50	5.50	3	3.5	5.50	5.50	5.50
Risk-free rate	5.15%	5.15%	5.15%	5.35%	5.35%	4.65%	4.65%	4.65%
Fair value per option	£2.04	£2.04	£2.04	£1.65	£1.65	£1.34	£1.34	£1.34

A reconciliation of option movements over the year to 31 December 2007 is shown below:

	2007 Number	2007 weighted average exercise price £	2006 Number	2006 weighted average exercise price £
Outstanding at 1 January	**2,341,561**	**4.43**	2,606,491	4.02
Granted	**1,439,370**	**6.38**	1,363,735	5.00
Lapsed	**(408,860)**	**5.27**	(1,437,366)	3.55
Exercised	**(79,220)**	**4.00**	(191,299)	3.78
Outstanding at 31 December	**3,292,851**	**5.19**	2,341,561	4.66
Exercisable at 31 December	**–**	**–**	62,800	3.78

The weighted average share price for options exercised in 2007 was £6.45.

At 31 December 2007	
Range of exercise price for outstanding options	£4.30 - £6.78
Contractual life for outstanding options (years)	7.25 to 9.30

Share appreciation rights

The fair value of share appreciation rights granted was estimated on the balance sheet date using the Black-Scholes option pricing model and the rights are accounted for on a cash-settled basis.

The following assumptions for each grant during 2007 were as follows:

Grant date	Apr 2007	Apr 2007	Apr 2006	Apr 2006
Plan	Performance	Country shadow shares	Performance shadow shares	Country shadow shares
Share price at grant date	£6.38	£6.38	£5.00	£5.00
Shares under rights	12,428	1,182	27,005	3,206
Vesting period (years)	3-10	3	3-10	3
Expected volatility	17.75%	17.21%	17.75%	17.21%
Expected life (years)	5.56	3	5.56	3.0
Risk-free rate	4.41%	4.48%	4.41%	4.48%
Fair value per option	£1.27	£0.82	£1.27	£0.82

A reconciliation of option movements over the year to 31 December 2007 is shown below:

	2007 Number	2007 weighted average exercise price £	2006 Number	2006 weighted average exercise price £
Outstanding at 1 January	**47,415**	**4.68**	37,586	4.20
Granted	**39,347**	**6.38**	30,211	5.00
Lapsed	**(49,030)**	**5.51**	(20,382)	4.26
Exercised	**–**	**–**	–	–
Outstanding at 31 December	**37,732**	**5.38**	47,415	4.68
Exercisable at 31 December	**6,943**	**3.37**	–	–

The carrying amount of the liability relating to cash-settled options at 31 December 2007 is £57,991 (2006: £57,991).

At 31 December 2007	
Range of exercise price	£3.75 - £6.38
Contractual life of outstanding plan (years)	On resignation or leaving date

27 Capital commitments

Expenditure contracted for but not provided in the financial statements:

	2007 £000	2006 £000
Capital commitments contracted and approved by the Board	**1,150**	3,800

28 Operating lease commitments

Group

As at 31 December 2007, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings		Other	
	2007 £000	2006 £000	**2007 £000**	2006 £000
Within one year	**616**	924	**220**	299
Between two and five years	**4,392**	5,683	**776**	206
Over five years	**5,143**	5,500	**15**	13
	10,151	12,107	**1,011**	518

Company

The Company had no material operating lease commitments as at 31 December 2007 (2006: £nil).

The Company had no material capital commitments as at 31 December 2007 (2006: £nil).

29 Reconciliation of operating profit to operating cash flows

	2007 £000	2006 £000
Operating profit	**27,699**	31,049
Depreciation	**6,458**	6,415
Amortisation	**2,282**	2,104
(Profit) on disposal of fixed assets	**-**	(17)
Increase in debtors	**(17,770)**	(19,277)
Increase in creditors	**5,987**	1,736
Foreign exchange loss	**5,295**	386
Net retirement benefits credit less contributions	**(8,900)**	8,971
Share-based payment charge	**1,351**	436
Net cash inflow from operating activities	**22,402**	31,803

30 Analysis of cash flows

	2007 £000	2006 £000
Returns on investment and servicing of finance		
Other interest paid	**(2,444)**	(6,639)
Interest received	**11,397**	6,590
	8,953	(49)

31 Analysis of net funds

	At 1 January 2007 £000	Cash flow £000	At 31December 2007 £000
Current asset investments	233,133	(5,577)	227,556
Cash at bank and in hand	25,603	(1,647)	23,956
Net funds	258,736	(7,224)	251,512

32 Acquisitions

a) In December 2007 the Group acquired the assets of Auto-txt.

Auto-txt designs, manufactures and sells telematic products and services to the automotive and retail sectors.

	Book value prior to acquisition £000	Fair value adjustments £000	Fair value to Group acquisition £000
Property, plant and equipment	26	–	26
Intangible	771	(771)	–
Trade receivable and other receivables	87	–	87
Trade and other payables	(534)	–	(534)
Net Assets acquired	350	(771)	(421)
Cash consideration			2,354
Goodwill			2,775

Goodwill of £2,773,000 represents the value to the Group of acquiring the services of the highly skilled workforce in Auto-txt, combined with the customer base, allows the Group direct access to the automotive sector.

The fair value adjustment represents the removal of capitalised research and development in line with PA accounting policy and additional liabilities for fees and trade creditors.

The profit attributable to the Group from the date of acquisition to 31 December 2007 was nil.

b) In May 2007 the Group acquired the assets and business of Impaq Business Solutions Limited. This business forms part of ProcServe and is a delivery partner for the UK public sector electronic marketplace contract, Zanzibar. The purpose of the acquisition was to access the client list, experienced staff and existing technologies.

	Book value prior to acquisition £000	Fair value adjustments £000	Fair value to Group acquisition £000
Property, plant and equipment	25	–	25
Intangible	150	(150)	–
Trade receivable and other receivables	200	97	297
Trade and other payables	(338)	–	(338)
Net Assets acquired	37	(53)	(16)
Cash consideration			970
Goodwill			986

Goodwill of £986,000 represents the value to the Group of acquiring services to our public sector electronic marketplace Zanzibar.

The loss attributable to the Group from the date of acquisition to 31 December 2007 was £113,000.

Notice is hereby given that the **Annual General Meeting** of the Company for 2008 will be held at 123 Buckingham Palace Road, London SW1W 9SR on 6 June 2008 at 5pm for the following purposes:

1. To receive and adopt the financial statements for the year ended 31 December 2007 together with the Directors' and Auditors' Reports thereon.

2. To declare a final dividend for the year ended 31 December 2007 on the ordinary shares of the Company of 4.6 pence per share payable to those holders of ordinary shares on the Register of Members as at 31 January 2008.

3. To re-elect as a Director Victor Halberstadt, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

4. To re-elect as a Director Lady Barbara Judge, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

5. To re-elect as a Director Alan Middleton, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

6. To elect as a Director Nick Chaffey, who retires in accordance with Article 87 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting and who offers himself for election.

7. To re-appoint Ernst & Young LLP to hold office as Auditors of the Company until the conclusion of the next general meeting of the Company at which accounts are laid in accordance with section 241 of the Companies Act 1985 and to authorise the Directors to determine the remuneration of the Auditors.

8. To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ("s80") to:

   (a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ("relevant securities") up to an aggregate nominal value of £1.153 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) at the Company's next Annual General Meeting and

   (ii) make an offer or agreement before the expiry of the authority conferred by this resolution ("this authority") which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

(b) paragraph (a) above shall be without prejudice to the continuing authority of the Directors:

(i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

(ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

7 March 2008
By Order of the Board
K Janjuah
Secretary

Registered Office:
123 Buckingham Palace Road
London SW1W 9SR

Notes to the notice of Annual General Meeting:

1. As a member of the Company, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the Meeting and you should have received a proxy form with this notice of meeting. You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form.

2. A proxy does not need to be a member of the Company but must attend the Meeting to represent you. Details of how to appoint the Chairman of the Meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the Meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to him/her.

3. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share.

4. If you do not give your proxy an indication of how to vote on any resolution, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

5. The appointment of a proxy will not prevent you from subsequently attending and voting at the meeting in person.

6. To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be returned to Capita Registrars, 34 Beckenham Road, Beckenham, BR3 4TU, UK so as to be received no later than 5pm on 4 June 2008

7. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

8. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

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